Exhibit 99.5

Stock Code：8150

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

2019

Annual Shareholders' Meeting Meeting Handbook

(This English translation is prepared in accordance with the Chinese version and is for reference purposes only. If there are any inconsistency between the Chinese original and this translation, the Chinese version shall prevail.)

Table of Contents

A.	Meeting Procedure		1

B.	Meeting Agenda		2

	I.	Chairman’s Opening Remarks	3

	II.	Report Items	3

	III.	Matters for Ratification	4

	IV.	Matters for Discussion	5

	V.	Elections	7

	VI.	Other Proposals	8

	VII. Extemporary Motions		8

C.	Attachments

	1.	Business Report	9

	2.	Audit Committee’s Review Report	11

	3.	Independent Auditor’s Report and Financial Statements	12

	4.	Earnings Distribution Proposal	38

	5.	Comparison Table for the Amendments to Articles of Incorporation	39

	6.	Comparison Table for the Amendments of the Rules for Election of Directors and Independent Directors	43

	7.	Comparison Table for the Amendments to the Operational Procedures for the Acquisition or Disposal of Assets	46

	8.	Comparison Table for the Amendments to the Operational Procedures for Lending Funds to Other Parties	72

	9.	Comparison Table for the Amendments to the Operational Procedures for Endorsements and Guarantees	79

	10.	List of Independent Director Candidates and the Reasons for Constantly Nominating the Independent Director who has Served Three Terms of Independent Director	86

D.	Appendix

	1.	Rules and Procedures of Shareholders’ Meeting	88

	2.	Articles of Incorporation	93

	3.	Rules for Election of Directors and Independent Directors	101

	4.	Shareholdings of All Directors	105

A. Meeting Procedure

I.	Call Meeting to Order

II.	Chairman Takes Chair

III.	Chairman’s Opening Remarks

IV.	Report Items

V.	Matters for Ratification

VI.	Matters for Discussion

VII.	Elections

VIII.	Other Proposals

IX.	Extemporary Motions

X.	Meeting Adjourned

B. Meeting Agenda

I.	Chairman’s Opening Remarks

II.	Report Items

1.	Company’s Business Report for fiscal year 2018.

2.	Audit Committee’s Review Report of the Financial Statements for fiscal year 2018.

3.	Report of the status of distributable compensation for employees, directors and supervisors for fiscal year 2018.

4.	Explanation of not adopting shareholder’s proposal in the agenda.

III.	Matters for Ratification

1.	Adoption of the Financial Statements for fiscal year 2018.

2.	Adoption of the earnings distribution plan for fiscal year 2018.

IV.	Matters for Discussion

1.	Amendments to Articles of Incorporation.

2.	Amendments to the Rules for Election of Directors and Independent Directors.

3.	Amendments to the Operational Procedures for the Acquisition or Disposal of Assets.

4.	Amendments to the Operational Procedures for Lending Funds to Other Parties.

5.	Amendments to the Operational Procedures for Endorsements and Guarantees.

V.	Elections

1.	To elect nine directors (including independent directors) of the 9th Board of Directors.

VI.	Other Proposals

1.	Release the 9th Board of Directors from non-competition restrictions under Article 209 of the Company Act.

VII.	Extemporary Motions

VIII.	Meeting Adjourned

Time: 9:00 a.m., June 10, 2019 (Monday)

Place: Hsinchu Science Park Life Hub

          (Edison Hall, 2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan)

Chairman: Mr. Shih-Jye Cheng, Chairman of the Board of Directors

I.	Chairman’s Opening Remarks

II.	Report Items

Report Item 1

Subject: Company’s Business Report for fiscal year 2018.

Explanatory Note:

Please refer to Attachment 1, page 9, for 2018 Business Report.

Report Item 2

Subject: Audit Committee’s Review Report of the Financial Statements for fiscal year 2018.

Explanatory Note:

Please refer to Attachment 2, page 11, for Audit Committee’s Review Report.

Report Item 3

Subject: Report of the status of distributable compensation for employees, directors and supervisors for fiscal year 2018.

Explanatory Note:

1.

Article 25 of the Company’s Articles of Incorporation provides that if there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. Further, Paragraph 1 of Article 235-1 of the Company Act provides that company shall specify a fixed amount or ratio of the profit of the current year distributable as employees’ compensation in the Articles of Incorporation. However, if the company has accumulated losses, it shall make up such losses.

2.

Company’s profit for 2018 was NT$1,990,273,409 (i.e., the profit before tax prior to the deduction of the distributable compensation of employees, directors and supervisors). It is proposed to set aside 10% of Company’s profit, NT$199,027,340, in cash as employees’ compensation, and 0.5% of Company’s profit, NT$9,951,367, as directors’ remuneration.

3.	The foregoing amounts have been adopted by the Board of Directors after being reviewed by the 16th meeting of the 3rd Remuneration Committee and is hereby reported at the annual shareholders’ meeting.

Report Item 4

Subject: Explanation of not adopting shareholder’s proposal in the agenda.

Explanatory Note:

No shareholder made any proposal for this annual shareholders’ meeting.

III.	Matters for Ratification

Item 1	Proposed by the Board of Directors

Subject: Adoption of the Financial Statements for fiscal year 2018.

Explanatory Note:

1.

The Company’s 2018 Business Report and consolidated and parent company only Financial Statements have been approved by the 24th meeting of the 8th Board of Directors and reviewed by the Audit Committee. It is hereby submitted to the annual shareholders’ meeting for ratification.

2.	For 2018 Business Report, Independent Auditors’ Report, and the aforementioned Financial Statements, please refer to Attachment 1, page 9, Attachment 3-1 and Attachment 3-2, page 12.

Resolution:

Item 2	Proposed by the Board of Directors

Subject: Adoption of the earnings distribution plan for fiscal year 2018.

Explanatory Note:

1.

The Company has earnings in 2018. The Company plans to distribute dividends in the amount of NT$872,717,756 at NT$1.2 per share pursuant to the Company’s Articles of Incorporation and takes into consideration the factors including Company’s future needs of working capital, capital expenditure and shareholders’ interests. Please refer to Attachment 4, page 38.

2.

The earnings distribution will be distributed in cash. If any future event affects the total number of Company’s outstanding shares (for example, the Company buys back its treasury shares or cancels redeemed issued restricted employee shares) and causes changes in the total number of Company’s outstanding shares, it is proposed that the Chairman be authorized to adjust the distribution ratio based on the total amount of earnings distribution approved by this annual shareholders’ meeting and the actual number of Company’s outstanding shares as of the record date of distribution.

3.

The cash dividend shall be calculated to the nearest NT$1 based on the ratio of the distribution, and any amount less than NT$1 shall be discarded. The aggregate amount of fractions less than NT$1 of the distribution shall be classified as Company’s other income.

4.	This proposal has been approved by the Audit Committee and adopted by the Board of Directors, and is hereby submitted to the annual shareholders’ meeting for ratification.

5.	Based on the foregoing, this proposal is hereby submitted to the annual shareholders’ meeting for ratification.

Resolution:

IV.	Matters for Discussion

Item 1	Proposed by the Board of Directors

Subject: Amendments to Articles of Incorporation.

Explanatory Note:

1.

The Company plans to amend Articles of Incorporation pursuant to the amendments to the Company Act of Ministry of Economic Affairs in 2018 and the Financial Supervisory Commission’s (the “FSC”) requirement that elections of directors shall be conducted in accordance with the candidate nomination system after 2021.

2.	Please refer to Attachment 5, page 39, for Comparison Table for the Amendments to Articles of Incorporation.

3.	Based on the foregoing, this proposal is hereby submitted for discussion at the annual shareholders’ meeting.

Resolution:

Item 2	Proposed by the Board of Directors

Subject: Amendments to Rules for Election of Directors and Independent Directors.

Explanatory Note:

1.

The Company plans to amend Rules for Election of Directors and Independent Directors pursuant to the requirement of the FSC that elections of directors shall be conducted in accordance with the candidate nomination system after 2021.

2.	Please refer to Attachment 6, page 43, for Comparison Table for the Amendments to the Rules for Election of Directors and Independent Directors.

3.	Based on the foregoing, this proposal is hereby submitted for discussion at the annual shareholders’ meeting.

Resolution:

Item 3	Proposed by the Board of Directors

Subject: Amendments to the Operational Procedures for the Acquisition or Disposal of Assets.

Explanatory Note:

1.

The Company plans to amend the Operational Procedures for the Acquisition or Disposal of Assets pursuant to the FSC letter (Ref. No. Jin-Guan-Zheng-Fa-Tzu 1070341072) dated November 26, 2018 amending certain articles of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies.

2.	Please refer to Attachment 7, page 46, for Comparison Table for the Amendments to the Operational Procedures for the Acquisition or Disposal of Assets.

3.	This proposal has been approved by the Audit Committee and adopted by the Board of Directors, and is hereby submitted to the annual shareholders’ meeting for discussion.

4.	Based on the foregoing, this proposal is hereby submitted for discussion at the annual shareholders’ meeting.

Resolution:

Item 4	Proposed by the Board of Directors

Subject: Amendments to the Operational Procedures for Lending Funds to Other Parties.

Explanatory Note:

1.

The Company plans to amend the Operational Procedures for Lending Funds to Other Parties pursuant to the amendments to the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies promulgated on March 7, 2019.

2.	Please refer to Attachment 8, page 72, for Comparison Table for the Amendments to the Operational Procedures for Lending Funds to Other Parties.

3.	This proposal has been approved by the Audit Committee and adopted by the Board of Directors, and is hereby submitted to the annual shareholders’ meeting for discussion.

4.	Based on the foregoing, this proposal is hereby submitted for discussion at the annual shareholders’ meeting.

Resolution:

Item 5	Proposed by the Board of Directors

Subject: Amendments to the Operational Procedures for Endorsements and Guarantees.

Explanatory Note:

1.

The Company plans to amend the Operational Procedures for Endorsements and Guarantees pursuant to the amendments to the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies promulgated on March 7, 2019.

2.	Please refer to Attachment 9, page 79, for Comparison Table for the Amendments to the Operational Procedures for Endorsements and Guarantees.

3.	This proposal has been approved by the Audit Committee and adopted by the Board of Directors, and is hereby submitted to the annual shareholders’ meeting for discussion.

4.	Based on the foregoing, this proposal is hereby submitted for discussion at the annual shareholders’ meeting.

Resolution:

V.	Elections

Item 1	Proposed by the Board of Directors

Subject: To elect nine directors (including independent directors) of the 9th Board of Directors.

Explanatory Note:

1.

According to Articles 16 of the Company’s Articles of Incorporation, the Company shall have nine to eleven directors to be elected by the shareholders’ meeting among persons of legal capacity. The term of the directors shall be three years. The directors may be re-elected and re-appointed.

2.

According to Articles 16-1 of the Company’s Articles of Incorporation, among the directors, there shall be three to five independent directors and the total number of which shall not be less than one-fifth of the directors. The Company adopts the candidate nomination system under Article 192-1 of the Company Act for the election of independent directors. The independent directors shall be elected by the shareholders from the list of candidates.

3.

Please refer to Attachment 10, page 86, for the List of Independent Director Candidates and the Reasons for Constantly Nominating the Independent Director who has Served Three Terms of Independent Director.

4.

The term of office of the 8th Board of Directors (including independent directors) shall be extended until the time when new directors (including independent directors) have been elected and assumed their office immediately at this annual shareholders’ meeting.

5.

Nine directors (including five Independent Directors) will be elected as the 9th Board of Directors and assumed their office immediately at this annual shareholders’ meeting. The tenure of newly elected directors shall be 3 years, commencing on June 10, 2019 and expiring on June 9, 2022.

6.	Please refer to Appendix 3, page 101, for Rules for Election of Directors and Independent Directors.

7.	Based on the foregoing, this proposal is hereby submitted for election at the annual shareholders’ meeting.

Voting by Poll:

VI.	Other Proposals

Item 1	Proposed by the Board of Directors

Subject: Release the 9th Board of Directors from non-competition restrictions under Article 209 of the Company Act.

Explanatory Note:

1.

Article 209 of the Company Act provides that any director who engages in any conduct that is within Company’s business scope for himself/herself or others shall explain the material content of such conducts to the shareholders’ meeting and obtain its approval.

2.

Therefore, pursuant to the laws, it is hereby proposed to release the non-competition restrictions on the directors holding multiple offices after such directors explain their concurrent positions to the shareholders.

3.	Based on the foregoing, this proposal is hereby submitted for resolution at the annual shareholders’ meeting.

Resolution:

VII.	Extemporary Motions

VIII.	Meeting Adjourned

Attachment 1

Business Report

Keep moving forward to deliver high technology, outstanding quality with reliable packaging and testing solutions are the unwavering principles of ChipMOS since its inception. According to our global business strategies, we remain alongside our strategic customers for supporting their product development roadmap to make progress and grow with them in the worldwide market, including Taiwan, China and United States. To maximize value for our shareholders is our endeavor goal.

Notable Results of 2018

•	Completed the 2nd stage capital injection of Unimos, in Q1 2018. ChipMOS still owns 45.02% shares of Unimos after two stages of capital injections.

•

Secured a new syndicated loan, NT$12.0 billion, with a five-year term in May 2018. It allowed ChipMOS to refinance its existing bank debt on favorable financial terms, while maintaining financial flexibility to support the Company’s working capital for future growth and expansion.

•

Completed 2018 Capital Reduction Plan and separate dividend in October 2018. This resulted in Shareholders receiving a cash dividend of NT$0.3 per common share and a distribution of NT$1.5 per common share. There was around a 15% reduction of the number of common shares and ADSs. Upon completion of the 2018 Capital Reduction Plan, the issued capital of ChipMOS is around NT$7,529 million. We believe the capital reduction will serve to further improve our return on equity, while giving us the proper capital structure to support our customers, and improving the Company’s competitiveness, business performance and profit-earning ability. There is also the potential benefit of a Taiwan tax treatment more favorable than other distributions for shareholders.

•	Reduced NT$0.83 billion total debt, from NT$10.64 billion at the end of 2017 to NT$9.81 billion at the end of 2018.

Consolidated revenue for the fiscal year ended December 31, 2018 was NT$18.48 billion, which reflects 3.0% growth from 2017. Although the Company’s operation was affected by the major memory customer’s order reallocation in the first half of 2018, both revenue and gross margin of the Company increased compared to 2017. Such increase is benefited from the high penetration rate of large-size flat panel display driver ICs in 4KTV and the demand for TDDI products driven by ever-increasing penetration ratio of new smartphone in the second half of the year.

The growing of the demand for TDDI products also contributed to the revenue of flat panel display driver IC (DDIC) related products, including gold bump represented 49.1% of total revenue of 2018 compared to 44.2% of 2017. Driven by automotive and other new applications, Flash product revenue represented 21.5% of 2018 compared to 19.5% of 2017.

ChipMOS’ financial situation has been improved over years through the adjustment of the product mix, customer base and business segment served. The net profit to the equity holders of ChipMOS for the fiscal year ended December 31, 2018 was NT$1.1 billion, and the consolidated gross margin for the year remained at the level of 18.6%. The overall capacity utilization was at 74%. Till the end of 2018, the aggregated amount of ChipMOS’ consolidated cash and cash equivalents was approximately NT$4.64 billion with the consolidated debt ratio of 45.5% and a net debt to equity ratio of 28.6%. The Return on Equity (ROE) was approximately 6.1% for 2018.

By catching up the industry trend, grasping the opportunity of product growth and continuously consolidating the company’s product line, ChipMOS could continue to keep moving forward and growing in the intensified market competition under the influence of down cycle and other external issues. As a result, ChipMOS will continue to focus on the niche market about automotive electronics and industrial electronics, as well as high-growth markets about smart mobile devices such as new smart phones, tablets and wearable devices which are driven by the automation in industrial and intellectualized home environments. Moreover, ChipMOS will actively grasp the growth opportunities of new products such as TDDI and 12” fine pitch COF for new specifications of new smart phone demand from full screen, narrow bezel and 18:9 large screen.

In face of more and more severe industrial environments and challenges, ChipMOS will continuously focus on the core technology development and innovation, to cooperate with customers for reducing operating costs. By offering leading edge and reliable semi- conductor back end turnkey solutions that integrated wafer bumping and assembly, ChipMOS will be able to drive growth in revenue and profitability and be capable of building further Shareholder value in 2019 and beyond. We thank you for your continuous support.

Chairman:Shih-Jye Cheng	President:Shih-Jye Cheng	Accounting Officer:Silvia Su

Attachment 2

Audit Committee’s Review Report

The Board of Directors has prepared the Company’s 2018 Business Report, Financial Statements, and proposal for allocation of earnings. The audit firm PricewaterhouseCoopers, Taiwan was retained to audit the Company’s Financial Statements and has issued an audit report. The Business Report, Financial Statements, and earnings allocation proposal have been reviewed and determined to be correct and accurate by the Audit Committee of the Company. According to relevant requirements of Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Act, the Audit Committee hereby submits this report.

ChipMOS TECHNOLOGIES INC.

Convener of the Audit Committee: Chin-Shyh Ou

March 7, 2019

Attachment 3-1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the “Group”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the Other matters section of our report, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers” and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China (“ROC GAAS”). Our responsibilities under those standards are further described in the Independent Accountant’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Professional Ethics for Certified Public Accountants in the Republic of China (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with this Code. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Group’s consolidated financial statements of the year ended December 31, 2018 are stated as follows:

Measuring progress towards complete satisfaction of performance obligation

Description

Please refer to Note 4(26) to the consolidated financial statements for the accounting policies on revenue recognition; Note 5(2) for uncertainty of accounting estimates and assumptions of revenue recognition; Note 6(24) for details of the revenue; and Note 12(5) for effects of initial application of IFRS 15 “Revenue from Contracts with Customers”.

The Group’s revenue is primarily generated from the assembly and testing services of high-integration and high-precision integrated circuits based on customer’s specification, and is recognized based on measuring progress towards complete satisfaction of performance obligation during the service period. For assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping, the Group recognizes revenue on the basis of input costs to the satisfaction of performance obligation relative to the total expected input costs to the satisfaction of that performance obligation. Since the total expected input costs is uncertain and subject to management’s significant estimation, measuring progress towards complete satisfaction of performance obligation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed with management to understand and evaluate the accounting policies on revenue recognition, and validated the design and operating effectiveness of respective internal controls.

2.	Reviewed management’s assessment on progress completion of performance obligation, and tested the calculation logics applied on calculating the progress completion of performance obligation.

3.

Verified the related documents provided by management, validated management reports in relation to the calculation on progress completion of performance obligation, and tested the accuracy of revenue recognition.

Provisions for deficiency compensation

Description

Please refer to Note 4(20) to the consolidated financial statements for the accounting policies on provisions; Note 5(1) for uncertainty of accounting estimates and assumptions of provisions; and Note 6(13) for the details of the provisions for deficiency compensation.

The Group is primarily engaged in assembly and testing services for high-integration and high-precision integrated circuits. In case of deficiencies in the assembly and testing services provided, the Group has to clarify the reason for such deficiencies and attribute responsibilities, and determine whether to provide related provisions. Since the timing and amount of deficiency compensation are uncertain, and subject to management’s significant judgment, the provision for deficiency compensation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed with management and verified the internal process on estimating provisions for deficiency compensation, and the consistency of process application during the financial reporting periods.

2.	Reviewed related documents and evidence provided by management, sampled and tested the reasonableness of providing and reversing provisions for deficiency compensation during the current period.

3.	Reviewed significant payments made subsequent to the reporting period and validated the reasonableness of provisions for deficiency compensation.

Other matters

The report of the other independent accountants

We did not audit the financial statements of a certain investee company accounted for using equity method. Those financial statements were audited by other independent accountants, whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included in the consolidated financial statements and the information on the investee disclosed in Note 13 was based solely on the reports of the other independent accountants. Investments in this investee company amounted to

NT$406,792 thousand and NT$373,276 thousand, both representing 1% of total consolidated assets as of December 31, 2018 and 2017, and total net comprehensive income including the share of profit and other comprehensive income of associate accounted for using equity method amounted to NT$39,245 thousand and NT$1,343 thousand, representing 4% and 0% of total consolidated comprehensive income for the years then ended, respectively.

Parent company only financial reports

We have audited and expressed an unmodified opinion on the parent company only financial statements of ChipMOS TECHNOLOGIES INC. as of and for the years ended December 31, 2018 and 2017.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers” and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission, and for such internal controls as management determines are necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Group’s financial reporting process.

Independent accountant’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with ROC GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ROC GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Group to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the footnote disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Chun-Yuan Hsiao	/s/ Chih-Cheng Hsieh
Chun-Yuan Hsiao	Chih-Cheng Hsieh
For and on behalf of PricewaterhouseCoopers, Taiwan
March 7, 2019

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2018		December 31, 2017
Assets		Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$4,642,522	15	$8,035,714	24
1136	Current financial assets at amortized cost	6(2)	169,168	1	—	—
1140	Current contract assets	6(24)	299,835	1	—	—
1150	Notes receivable, net		1,595	—	2,029	—
1170	Accounts receivable, net	6(3)	4,745,693	14	4,013,705	12
1180	Accounts receivable—related parties, net		140	—	11	—
1200	Other receivables		63,037	—	56,716	—
1210	Other receivables—related parties		3,131	—	4,534	—
1220	Current tax assets		139,595	—	104,906	1
130X	Inventories	6(4)	1,778,835	5	1,929,239	6
1410	Prepayments		44,592	—	54,126	—

11XX	Total current assets		11,888,143	36	14,200,980	43

	Non-current assets
1510	Non-current financial assets at fair value through profit or loss	6(5)	11,471	—	—	—
1517	Non-current financial assets at fair value through other comprehensive income	6(6)	174,357	1	—	—
1535	Non-current financial assets at amortized cost	6(2) and 8	99,103	—	—	—
1543	Non-current financial assets carried at cost		—	—	20,890	—
1550	Investments accounted for using equity method	6(7)	3,863,741	11	3,433,332	10
1600	Property, plant and equipment	6(8) and 8	16,819,621	51	15,265,311	46
1840	Deferred tax assets	6(31)	226,716	1	212,372	1
1920	Refundable deposits		22,006	—	21,342	—
1980	Other non-current financial assets	8	—	—	70,241	—
1990	Other non-current assets		28,560	—	35,474	—

15XX	Total non-current assets		21,245,575	64	19,058,962	57

1XXX	Total assets		$33,133,718	100	$33,259,942	100

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2018		December 31, 2017
Liabilities and Equity		Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2100	Short-term bank loans	6(10)(35)	$—	—	$969,353	3
2130	Current contract liabilities	6(24)	1,432	—	—	—
2170	Accounts payable	6(11)	637,271	2	687,960	2
2180	Accounts payable—related parties		347	—	226	—
2200	Other payables	6(12)	3,195,217	10	2,693,495	8
2220	Other payables—related parties		218	—	36	—
2230	Current tax liabilities		496,704	1	790	—
2250	Current provisions	6(13)	29,352	—	127,311	1
2310	Receipts in advance	6(17) and 7	1,013	—	5,209	—
2320	Long-term bank loans, current portion	6(15)(35) and 8	747,422	2	2,143,168	6
2355	Long-term lease obligations payable, current portion	6(16)	17,792	—	11,785	—
2365	Current refund liabilities	6(14)	32,627	—	—	—
2399	Other current liabilities		30,800	—	31,275	—

21XX	Total current Liabilities		5,190,195	15	6,670,608	20

	Non-current liabilities
2540	Long-term bank loans	6(15)(35) and 8	9,042,096	27	7,498,853	23
2570	Deferred tax liabilities	6(31)	308,759	1	174,293	1
2613	Long-term lease obligations payable	6(16)	—	—	18,057	—
2630	Long-term deferred revenue	6(17) and 7	—	—	24,898	—
2640	Net defined benefit liability, non-current	6(18)	520,765	2	478,526	1
2645	Guarantee deposits	6(35)	1,092	—	1,371	—

25XX	Total non-current liabilities		9,872,712	30	8,195,998	25

2XXX	Total liabilities		15,062,907	45	14,866,606	45

	Equity
	Equity attributable to equity holders of the Company
	Capital stock	6(20)
3110	Capital stock—common stock		7,528,577	23	8,862,971	27
	Capital surplus	6(21)
3200	Capital surplus		6,280,482	19	6,288,377	19
	Retained earnings	6(22)
3310	Legal reserve		1,469,170	5	1,166,517	3
3350	Unappropriated retained earnings		3,635,372	11	3,071,424	9
	Other equity interest	6(23)
3410	Financial statements translation differences of foreign operations		14,516	—	65,593	—
3420	Unrealized gain on valuation of financial assets at fair value through other comprehensive income		106,898	—	—	—
3425	Unrealized gain on valuation of available-for-sale financial assets		—	—	678	—
3490	Unearned employee awards		(1,701)	—	(54,570)	—
3500	Treasury stock	6(20)	(962,503)	(3)	(1,007,654)	(3)

31XX	Equity attributable to equity holders of the Company		18,070,811	55	18,393,336	55

3XXX	Total equity		18,070,811	55	18,393,336	55

	Significant contingent liabilities and unrecognized contract commitments	9
	Significant events after the reporting period	11
3X2X	Total liabilities and equity		$33,133,718	100	$33,259,942	100

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2018		2017
Items		Notes	Amount	%	Amount	%
4000	Revenue	6(24)	$18,480,027	100	$17,940,855	100
5000	Cost of revenue	6(4)(29)(30)	(15,050,032)	(81)	(14,703,729)	(82)

5900	Gross profit		3,429,995	19	3,237,126	18

	Operating expenses	6(29)(30)
6100	Sales and marketing expenses		(53,451)	—	(64,397)	—
6200	General and administrative expenses		(485,068)	(3)	(639,809)	(4)
6300	Research and development expenses		(939,269)	(5)	(985,873)	(5)

6000	Total operating expenses		(1,477,788)	(8)	(1,690,079)	(9)

6500	Other income (expenses), net	6(25)	147,514	1	692,834	4

6900	Operating profit		2,099,721	12	2,239,881	13

	Non-operating income (expenses)
7010	Other income	6(26)	58,361	—	64,198	—
7020	Other gains and losses	6(27)	114,709	1	(391,818)	(2)
7050	Finance costs	6(28)	(190,248)	(1)	(217,283)	(1)
7060	Share of loss of associates and joint ventures accounted for using equity method	6(7)	(300,101)	(2)	(179,491)	(1)

7000	Total non-operating income (expenses)		(317,279)	(2)	(724,394)	(4)

7900	Profit before income tax		1,782,442	10	1,515,487	9
7950	Income tax expense	6(31)	(679,367)	(4)	(303,912)	(2)

8000	Profit for the year from continuing operations		1,103,075	6	1,211,575	7
8100	Profit for the year from discontinued operations	6(9)	—	—	1,814,953	10

8200	Profit for the year		$1,103,075	6	$3,026,528	17

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2018			2017
Items		Notes	Amount		%	Amount		%
	Other comprehensive income
8311	Profit (loss) on remeasurements of defined benefit plans	6(18)		($59,961)	—		$50,838	—
8316	Unrealized gain on valuation of equity instruments at fair value through other comprehensive income	6(6)		85,022	—		—	—
8320	Share of other comprehensive loss of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss			(2,687)	—		(124)	—
8349	Income tax effect on components that will not be reclassified to profit or loss	6(31)		(4,126)	—		(8,642)	—

8310	Components of other comprehensive income that will not be reclassified to profit or loss			18,248	—		42,072	—

8361	Exchange differences on translation of foreign operations	6(23)		(51,077)	—		(232,652)	(1)
8380	Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss			—	—		678	—

8360	Components of other comprehensive loss that will be reclassified to profit or loss			(51,077)	—		(231,974)	(1)

8300	Other comprehensive loss, net of income tax			($32,829)	—		($189,902)	(1)

8500	Total comprehensive income for the year			$1,070,246	6		$2,836,626	16

	Profit attributable to:
	Equity holders of the Company
8610	- continuing operations			$1,103,075	6		$1,211,575	7
	- discontinued operations			—	—		1,814,953	10

				$1,103,075	6		$3,026,528	17

	Comprehensive income attributable to:
	Equity holders of the Company
8710	- continuing operations			$1,070,246	6		$1,309,318	7
	- discontinued operations			—	—		1,527,308	9

				$1,070,246	6		$2,836,626	16

	Earnings per share-basic	6(32)
	Equity holders of the Company
9710	- continuing operations		$		1.37	$		1.43
9720	- discontinued operations				—			2.14

9750	Earnings per share-basic		$		1.37	$		3.57

	Earnings per share-diluted	6(32)
	Equity holders of the Company
9810	- continuing operations		$		1.36	$		1.40
9820	- discontinued operations				—			2.10

9850	Earnings per share-diluted		$		1.36	$		3.50

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

		Equity attributable to equity holders of the Company
				Retained earnings		Other equity interest
	Notes	Capital stock – common stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain on valuation of financial assets at fair value through other comprehensive income	Unrealized gain on valuation of available-for- sale financial assets	Equity directly related to non-current assets held for sale	Unearned employee awards	Treasury stock	Total equity
Year 2017
Balance at January 1, 2017		$8,869,663	$6,888,826	$1,137,837	$286,801	$10,600	$—	$—	$287,645	($200,204)	($1,007,654)	$16,273,514

Profit for the year		—	—	—	3,026,528	—	—	—	—	—	—	3,026,528
Other comprehensive income (loss) for the year	6(23)	—	—	—	42,072	(232,652)	—	678	—	—	—	(189,902)

Total comprehensive income (loss)		—	—	—	3,068,600	(232,652)	—	678	—	—	—	2,836,626

Appropriation of prior year’s earnings:	6(22)
Legal reserve		—	—	28,680	(28,680)	—	—	—	—	—	—	—
Cash dividends		—	—	—	(257,026)	—	—	—	—	—	—	(257,026)
Cash distribution from capital surplus	6(22)	—	(599,728)	—	—	—	—	—	—	—	—	(599,728)
Restricted shares	6(19)	(6,692)	(17,650)	—	1,729	—	—	—	—	145,634	—	123,021
Change in shareholding of equity investment	6(21)	—	16,929	—	—	—	—	—	—	—	—	16,929
Effect of disposal of a subsidiary	6(9)	—	—	—	—	287,645	—	—	(287,645)	—	—	—

Balance at December 31, 2017		$8,862,971	$6,288,377	$1,166,517	$3,071,424	$65,593	$—	$678	$—	($54,570)	($1,007,654)	$18,393,336

Year 2018
Balance at January 1, 2018		$8,862,971	$6,288,377	$1,166,517	$3,071,424	$65,593	$—	$678	$—	($54,570)	($1,007,654)	$18,393,336
Effects on initial application of IFRS 9 and IFRS 15		—	—	—	65,050	—	42,843	(678)	—	—	—	107,215

Adjusted balance at January 1, 2018		8,862,971	6,288,377	1,166,517	3,136,474	65,593	42,843	—	—	(54,570)	(1,007,654)	18,500,551

Profit for the year		—	—	—	1,103,075	—	—	—	—	—	—	1,103,075
Other comprehensive income (loss) for the year	6(23)	—	—	—	(45,807)	(51,077)	64,055	—	—	—	—	(32,829)

Total comprehensive income (loss)		—	—	—	1,057,268	(51,077)	64,055	—	—	—	—	1,070,246

Appropriation of prior year’s earnings:	6(22)
Legal reserve		—	—	302,653	(302,653)	—	—	—	—	—	—	—
Cash dividends		—	—	—	(256,806)	—	—	—	—	—	—	(256,806)
Restricted shares	6(19)	(4,948)	(7,967)	—	1,089	—	—	—	—	52,869	—	41,043
Capital reduction	6(20)	(1,329,446)	72	—	—	—	—	—	—	—	45,151	(1,284,223)

Balance at December 31, 2018		$7,528,577	$6,280,482	$1,469,170	$3,635,372	$14,516	$106,898	$—	$—	($1,701)	( $962,503)	$18,070,811

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax—continuing operations		$1,782,442	$1,515,487
Profit before income tax—discontinued operations	6(9)	—	1,814,953

Profit before income tax		1,782,442	3,330,440
Adjustments to reconcile profit (loss)
Depreciation expenses	6(8)(29)	3,376,579	2,899,278
Reversal of allowance for impairment of accounts receivable		—	(87)
Expected credit losses		348	—
Interest expense	6(28)	152,416	190,425
Interest income	6(26)	(49,971)	(53,123)
Dividends income	6(26)	(571)	—
Share-based payments	6(19)(30)	41,043	123,021
Share of loss of associates and joint ventures accounted for using equity method	6(7)	300,101	179,491
Gain on valuation of financial assets at fair value through profit or loss	6(5)(27)	(1,485)	(637)
Gain on disposal of property, plant and equipment	6(25)	(14,274)	(132,777)
Impairment loss on property, plant and equipment	6(8)(25)	—	956
Profit for the year from discontinued operations	6(9)	—	(1,814,953)
Elimination of transactions between discontinued operations and affiliated companies		—	3,076
Deferred income		(42,857)	(11,434)
Changes in operating assets and liabilities
Changes in operating assets
Notes receivable		434	(276)
Current contract assets		(44,858)	—
Accounts receivable		(734,129)	124,875
Accounts receivable—related parties		(129)	26
Other receivables		5,238	703
Other receivables—related parties		16,317	35,855
Inventories		(58,101)	(51,257)
Prepayments		46,781	104,870
Other current financial assets		—	1,600
Financial assets at fair value through profit or loss		1,447	637
Other non-current assets		6,914	6,914
Changes in operating liabilities
Current contract liabilities		280	—
Account payables		(50,689)	(137,102)
Accounts payable—related parties		121	226
Other payables		(301,711)	450,625
Other payables—related parties		182	36
Current provisions		(27,803)	46,592
Receipts in advance		—	(172)
Current refund liabilities		(37,529)	—
Other current liabilities		(475)	(12,401)
Net defined benefit liability, non-current		(17,722)	(17,604)

Cash generated from operations		4,348,339	5,267,823
Interest received		48,590	47,299
Dividends received		6,184	14,325
Interest paid		(154,307)	(188,630)
Income tax paid		(119,473)	(387,590)

Net cash generated from operating activities		4,129,333	4,753,227

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2018	2017
CASH FLOWS FROM INVESTING ACTIVITIES
Increase in financial assets at amortized cost		($198,030)	$—
Acquisition of non-current financial assets carried at cost		—	(10,940)
Acquisition of investments accounted for using equity method	6(7) and 7	(794,694)	(1,373,486)
Acquisition of property, plant and equipment	6(34)	(4,154,198)	(4,411,180)
Proceeds from disposal of property, plant and equipment		18,160	306,634
Increase in refundable deposits		(664)	(11)
Decrease in other financial assets		—	436
Proceeds from disposal of a subsidiary	6(34)	—	2,230,544

Net cash used in investing activities		(5,129,426)	(3,258,003)

CASH FLOWS FROM FINANCING ACTIVITIES	6(35)
Proceeds from short-term bank loans		1,053,202	5,247,871
Payments on short-term bank loans		(2,022,555)	(4,278,518)
Proceeds from long-term bank loans		12,663,550	—
Payments on long-term bank loans		(12,553,300)	(1,124,699)
Decrease in guarantee deposits		(279)	(33)
Cash dividend paid	6(22)	(256,806)	(257,026)
Cash distribution from capital surplus	6(21)(22)	—	(599,728)
Payments for capital reduction		(1,284,223)	—

Net cash used in financing activities		(2,400,411)	(1,012,133)

Effect of foreign exchange rate changes		7,312	(18,743)

Net (decrease) increase in cash and cash equivalents		(3,393,192)	464,348
Cash and cash equivalents at beginning of year		8,035,714	7,571,366

Cash and cash equivalents at end of year		$4,642,522	$8,035,714

Attachment 3-2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying parent company only balance sheets of ChipMOS TECHNOLOGIES INC. (the “Company”) as of December 31, 2018 and 2017, and the related parent company only statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the parent company only financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the Other matters section of our report, the accompanying parent company only financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers”.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China (“ROC GAAS”). Our responsibilities under those standards are further described in the Independent Accountant’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the Code of Professional Ethics for Certified Public Accountants in the Republic of China (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with this Code. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company only financial statements of the current period. These matters were addressed in the context of our audit of the parent company only financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Company’s parent company only financial statements of the year ended December 31, 2018 are stated as follows:

Measuring progress towards complete satisfaction of performance obligation

Description

Please refer to Note 4(25) to the parent company only financial statements for the accounting policies on revenue recognition; Note 5(2) for uncertainty of accounting estimate and assumptions of revenue recognition; Note 6(22) for details of the revenue; and Note 12(5) for effects of initial application of IFRS 15 “Revenue from Contract with Customers”.

The Company’s revenue is primarily generated from the assembly and testing services of high-integration and high-precision integrated circuits based on customer’s specification, and is recognized based on measuring progress towards complete satisfaction of performance obligation during the service period. For assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping, the Company recognizes revenue on the basis of input costs to the satisfaction of performance obligation relative to the total expected input costs to the satisfaction of that performance obligation. Since the total expected input costs is uncertain and subject to management’s significant estimation, measuring progress towards complete satisfaction of performance obligation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed with management to understand and evaluate the accounting policies on revenue recognition, and validated the design and operating effectiveness of respective internal controls.

2.	Reviewed management’s assessment on progress completion of performance obligation and tested the calculation logics applied on calculating the progress completion of performance obligation.

3.

Verified the related documents provided by management, validated management report in relation to the calculation on progress completion of performance obligation, and tested the accuracy of revenue recognition.

Provisions for deficiency compensation

Description

Please refer to Note 4(19) to the parent company only financial statements for the accounting policies on provisions; Note 5(1) for uncertainty of accounting estimate and assumptions of provisions; and Note 6(11) for details of the provisions for deficiency compensation.

The Company is primarily engaged in assembly and testing services for high-integration and high-precision integrated circuits. In case of deficiencies in the assembling and testing services provided, the Company has to clarify the reason for such deficiencies and attribute responsibilities, and determine whether to provide related provisions. Since the timing and amounts of deficiency compensation are uncertain, and subject to management’s significant judgment, the provision for deficiency compensation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed with management and verified the internal process on estimating provisions for deficiency compensation, and the consistency of process application during the financial reporting periods.

2.	Reviewed related documents and evidence provided by management, sampled and tested the reasonableness of providing and reversing provisions for deficiency compensation during the current period.

3.	Reviewed significant payments made subsequent to the reporting period and validated the reasonableness of provisions for deficiency compensation.

Other matters

The report of the other independent accountants

We did not audit the financial statements of a certain investee company accounted for using equity method. Those financial statements were audited by the other independent accountants whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included in the financial statements and the information on the investee disclosed in Note 13 was based solely on the reports of the other independent accountants. Investments in this investee company amounted to NT$406,792 thousand and NT$373,276 thousand, both representing 1% of total assets as of December 31, 2018 and 2017, and total net comprehensive income including the share of profit and other comprehensive income of associate accounted for using equity method amounted to NT$39,245 thousand and NT$1,343 thousand, representing 4% and 0% of total comprehensive income for the years then ended, respectively.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers”, and for such internal controls as management determines are necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Company’s financial reporting process.

Independent accountant’s responsibilities for the audit of the parent company only financial statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ROC GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with ROC GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the parent company only financial statements, including the footnote disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the Company’s audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit, and significant audit findings including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Chun-Yuan Hsiao	/s/ Chih-Cheng Hsieh
Chun-Yuan Hsiao	Chih-Cheng Hsieh
For and on behalf of PricewaterhouseCoopers, Taiwan
March 7, 2019

The accompanying parent company only financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying parent company only financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2018		December 31, 2017
Assets		Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$4,589,280	14	$6,992,107	21
1140	Current contract assets	6(22)	299,835	1	—	—
1150	Notes receivable, net		1,595	—	2,029	—
1170	Accounts receivable, net	6(2)	4,745,693	14	4,013,705	12
1180	Accounts receivable—related parties, net		140	—	11	—
1200	Other receivables		62,317	—	56,716	—
1210	Other receivables—related parties		3,131	—	4,534	—
1220	Current tax assets		138,941	1	104,906	1
130X	Inventories	6(3)	1,778,835	5	1,929,239	6
1410	Prepayments		44,592	—	54,126	—

11XX	Total current Assets		11,664,359	35	13,157,373	40

	Non-current assets
1517	Non-current financial assets at fair value through other comprehensive income	6(4)	174,357	1	—	—
1535	Non-current financial assets at amortized cost	6(5) and 8	68,388	—	—	—
1543	Non-current financial assets carried at cost		—	—	9,950	—
1550	Investments accounted for using equity method	6(6)	4,133,873	12	4,427,157	13
1600	Property, plant and equipment	6(7) and 8	16,818,613	51	15,264,103	46
1840	Deferred tax assets	6(29)	226,716	1	212,372	1
1920	Refundable deposits		21,162	—	20,525	—
1980	Other non-current financial assets	8	—	—	70,241	—
1990	Other non-current assets		28,560	—	35,474	—

15XX	Total non-current assets		21,471,669	65	20,039,822	60

1XXX	Total assets		$33,136,028	100	$33,197,195	100

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2018		December 31, 2017
Liabilities and Equity		Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2100	Short-term bank loans	6(8)(33)	$—	—	$969,353	3
2130	Current contract liabilities	6(22)	1,432	—	—	—
2170	Accounts payable	6(9)	637,271	2	687,960	2
2180	Accounts payable - related parties		347	—	226	—
2200	Other payables	6(10)	3,195,217	10	2,629,101	8
2220	Other payables - related parties		2,528	—	2,473	—
2230	Current tax liabilities		496,704	1	—	—
2250	Current provisions	6(11)	29,352	—	127,311	1
2310	Receipts in advance	6(15) and 7	1,013	—	5,209	—
2320	Long-terms bank loans, current portion	6(13)(33) and 8	747,422	2	2,143,168	6
2355	Long-term lease obligations payable, current portion	6(14)	17,792	—	11,785	—
2365	Current refund liabilities	6(12)	32,627	—	—	—
2399	Other current liabilities		30,800	—	31,275	—

21XX	Total current liabilities		5,192,505	15	6,607,861	20

	Non-current liabilities
2540	Long-terms bank loans	6(13)(33) and 8	9,042,096	27	7,498,853	23
2570	Deferred tax liabilities	6(29)	308,759	1	174,293	1
2613	Long-term lease obligations payable	6(14)	—	—	18,057	—
2630	Long-term deferred revenue	6(15) and 7	—	—	24,898	—
2640	Net defined benefit liability, non-current	6(16)	520,765	2	478,526	1
2645	Guarantee deposits	6(33)	1,092	—	1,371	—

25XX	Total non-current liabilities		9,872,712	30	8,195,998	25

2XXX	Total Liabilities		15,065,217	45	14,803,859	45

	Equity
	Capital stock	6(18)
3110	Capital stock—common stock		7,528,577	23	8,862,971	27
	Capital surplus	6(19)
3200	Capital surplus		6,280,482	19	6,288,377	19
	Retained earnings	6(20)
3310	Legal reserve		1,469,170	5	1,166,517	3
3350	Unappropriated retained earnings		3,635,372	11	3,071,424	9
	Other equity interest	6(21)
3400	Other equity interest		119,713	—	11,701	—
3500	Treasury stock	6(18)	(962,503)	(3)	(1,007,654)	(3)

3XXX	Total equity		18,070,811	55	18,393,336	55

	Significant contingent liabilities and unrecognized contract commitments	9
	Significant events after the reporting period	11
3X2X	Total liabilities and equity		$33,136,028	100	$33,197,195	100

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2018		2017
Items		Notes	Amount	%	Amount	%
4000	Revenue	6(22)	$18,480,027	100	$17,941,102	100
5000	Cost of revenue	6(4)(27)(28)	(15,050,032)	(81)	(14,704,299)	(82)

5900	Gross profit		3,429,995	19	3,236,803	18

	Operating expenses	6(27)(28)
6100	Sales and marketing expenses		(89,043)	(1)	(100,290)	(1)
6200	General and administrative expenses		(425,897)	(2)	(503,456)	(3)
6300	Research and development expenses		(939,269)	(5)	(985,873)	(5)

6000	Total operating expenses		(1,454,209)	(8)	(1,589,619)	(9)

6500	Other income (expenses), net	6(23)	147,514	1	695,929	4

6900	Operating profit		2,123,300	12	2,343,113	13

	Non-operating income (expenses)
7010	Other income	6(24)	56,481	—	56,034	—
7020	Other gains and losses	6(25)	117,982	1	(389,814)	(2)
7050	Finance costs	6(26)	(190,248)	(1)	(208,725)	(1)
7070	Share of profit (loss) of subsidiaries, associates and joint ventures accounted for using equity method	6(6)	(326,220)	(2)	1,528,008	9

7000	Total non-operating income (expenses)		(342,005)	(2)	985,503	6

7900	Profit before income tax		1,781,295	10	3,328,616	19
7950	Income tax expense	6(29)	(678,220)	(4)	(302,088)	(2)

8000	Profit for the year from continuing operations		1,103,075	6	3,026,528	17

8200	Profit for the year		$1,103,075	6	$3,026,528	17

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2018			2017
Items		Notes	Amount		%	Amount		%
	Other comprehensive income (loss)
8311	Profit (loss) on remeasurements of defined benefit plans	6(16)		($59,961)	—		$50,838	—
8316	Unrealized gain on valuation of equity instruments at fair value through other comprehensive income	6(4)		85,022	—		—	—
8330	Share of other comprehensive loss of associates and joint ventures accounted for usinge quity method that will not be reclassified to profit or loss	6(6)		(2,687)	—		(124)	—
8349	Income tax effect on components that will not be reclassified to profit or loss	6(29)		(4,126)	—		(8,642)	—

8310	Components of other comprehensive income that will not be reclassified to profit or loss			18,248	—		42,072	—

8361	Exchange differences on translation of foreign operations	6(21)		(51,077)	—		(232,652)	(1)
8380	Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss	6(6)		—	—		678	—

8360	Components of other comprehensive loss that will be reclassified to profit or loss			(51,077)	—		(231,974)	(1)

8300	Other comprehensive loss, net of income tax			($32,829)	—		($189,902)	(1)

8500	Total comprehensive income for the year			$1,070,246	6		$2,836,626	16

9750	Earnings per share-basic	6(30)	$		1.37	$		3.57

9850	Earnings per share-diluted	6(30)	$		1.36	$		3.50

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

					Retained earnings		Other equity interest
	Notes		Capital stock – common stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain on valuation of financial assets at fair value through other comprehensive income	Unrealized gain on valuation of available-for-sale financial assets	Unearned employee awards	Treasury stock	Total equity
Year 2017
Balance at January 1, 2017			$8,869,663	$6,888,826	$1,137,837	$286,801	$298,245	$—	$—	($200,204)	($1,007,654)	$16,273,514

Profit for the year			—	—	—	3,026,528	—	—	—	—	—	3,026,528
Other comprehensive income (loss) for the year	6	(21)	—	—	—	42,072	(232,652)	—	678	—	—	(189,902)

Total comprehensive income (loss)			—	—	—	3,068,600	(232,652)	—	678	—	—	2 ,836,626

Appropriation of prior year’s earnings	6	(20)
Legal reserve			—	—	28,680	(28,680)	—	—	—	—	—	—
Cash dividends			—	—	—	(257,026)	—	—	—	—	—	(257,026)
Cash distribution from capital surplus	6	(19)(20)	—	(599,728)	—	—	—	—	—	—	—	(599,728)
Restricted shares	6	(17)	(6,692)	(17,650)	—	1,729	—	—	—	145,634	—	123,021
Change in shareholding of equity investment	6	(19)	—	16,929	—	—	—	—	—	—	—	16,929

Balance at December 31, 2017			$8,862,971	$6,288,377	$1,166,517	$3,071,424	$65,593	$—	$678	($54,570)	($1,007,654)	$18,393,336

Year 2018
Balance at January 1, 2018			$8,862,971	$6,288,377	$1,166,517	$3,071,424	$65,593	$—	$678	($54,570)	($1,007,654)	$18,393,336
Effects on initial application of IFRS 9 and IFRS 15			—	—	—	65,050	—	42,843	(678)	—	—	107,215

Adjusted balance at January 1, 2018			8,862,971	6,288,377	1,166,517	3,136,474	65,593	42,843	—	(54,570)	(1,007,654)	18,500,551

Profit for the year			—	—	—	1,103,075	—	—	—	—	—	1,103,075
Other comprehensive income (loss) for the year	6	(21)	—	—	—	(45,807)	(51,077)	64,055	—	—	—	(32,829)

Total comprehensive income (loss)			—	—	—	1,057,268	(51,077)	64,055	—	—	—	1,070,246

Appropriation of prior year’s earnings	6	(20)
Legal reserve			—	—	302,653	(302,653)	—	—	—	—	—	—
Cash dividends			—	—	—	(256,806)	—	—	—	—	—	(256,806)
Restricted shares	6	(17)	(4,948)	(7,967)	—	1,089	—	—	—	52,869	—	41,043
Capital reduction	6	(18)	(1,329,446)	72	—	—	—	—	—	—	45,151	(1,284,223)

Balance at December 31, 2018			$7,528,577	$6,280,482	$1,469,170	$3,635,372	$14,516	$106,898	$—	($1,701)	($962,503)	$18,070,811

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

			Years ended December 31,
	Notes		2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax			$1,781,295	$3,328,616
Adjustments to reconcile profit (loss)
Depreciation expenses	6	(7)(27)	3,376,061	2,899,085
Reversal of allowance for impairment of accounts receivable	6	(2)	—	(87)
Expected credit losses			348	—
Interest expense	6	(26)	152,416	190,425
Interest income	6	(24)	(48,091)	(46,846)
Dividends income	6	(24)	(571)	—
Share-based payments	6	(17)(28)	41,043	123,021
Share of (profit) loss of subsidiaries and associates accounted for using equity method	6	(6)	326,220	(1,528,008)
Gain on valuation of financial assets at fair value through profit or loss	6	(25)	(1,447)	(637)
Gain on disposal of property, plant and equipment	6	(23)	(14,274)	(132,777)
Impairment of property, plant and equipment	6	(7)(23)	—	956
Deferred income			(42,857)	(22,792)
Changes in operating assets and liabilities
Changes in operating assets
Notes receivable			434	(276)
Current contract assets			(44,858)	—
Accounts receivable			(734,129)	124,873
Accounts receivable—related parties			(129)	46
Other receivables			3,337	7,751
Other receivables—related parties			16,317	40,147
Inventories			(58,101)	(51,257)
Prepayments			46,781	59,850
Other current financial assets			—	1,600
Financial assets at fair value through profit or loss			1,447	637
Other non-current assets			6,914	6,914
Changes in operating liabilities
Current contract liabilities			280	—
Accounts payable			(50,689)	(137,102)
Accounts payable—related parties			121	226
Other payables			(235,417)	450,652
Other payables—related parties			55	(543)
Current provisions			(27,803)	(46,592)
Receipts in advance			—	(172)
Current refund liabilities			(37,529)	—
Other current liabilities			(475)	(12,401)
Net defined benefit liability, non-current			(17,722)	(17,604)

Cash generated from operations			4,438,977	5,330,889
Interest received			47,430	41,022
Dividend received			6,184	14,325
Interest paid			(154,307)	(188,630)
Income tax paid			(116,881)	(386,322)

Net cash generated from operating activities			4,221,403	4,811,284

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2018	2017
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in financial assets at amortized cost		$1,853	$—
Acquisition of investments accounted for using equity method	6(6) and 7	(89,280)	—
Acquisition of property, plant and equipment	6(32)	(4,153,915)	(4,411,180)
Proceeds from disposal of property, plant and equipment		18,160	306,634
Increase in refundable deposits		(637)	(80)
Decrease in other financial assets		—	436

Net cash used in investing activities		(4,223,819)	(4,104,190)

CASH FLOWS FROM FINANCING ACTIVITIES	6(33)
Proceeds from short-term bank loans		1,053,202	5,247,871
Payments on short-term bank loans		(2,022,555)	(4,278,518)
Proceeds from long-term bank loans		12,663,550	—
Payments on long-term bank loans		(12,553,300)	(1,124,699)
Decrease in guarantee deposits		(279)	(33)
Cash dividend paid	6(20)	(256,806)	(257,026)
Cash distribution from capital surplus	6(19)(20)	—	(599,728)
Capital reduction		(1,284,223)	—

Net cash used in financing activities		(2,400,411)	(1,012,133)

Net decrease in cash and cash equivalents		(2,402,827)	(305,039)
Cash and cash equivalents at beginning of year		6,992,107	7,297,146

Cash and cash equivalents at end of year		$4,589,280	$6,992,107

Attachment 4

ChipMOS TECHNOLOGIES INC.

Earnings Distribution Proposal of 2018

	Unit: NT$

Items	Amount	Note
Unappropriated retained earnings at January 1, 2018	$2,511,965,062
Add : Effects on initial application of new standards	65,050,955
Add : Share-based payment transaction	1,087,564
Less : Remeasurement of defined benefit plans	(45,557,494)
Less : Impact from investment accounted for using equity method	(249,544)

Adjusted balance at January 1, 2018	2,532,296,543
After tax earnings of year 2018	1,103,075,345

Retained earnings available for distribution as of December 31, 2018	3,635,371,888

Distribution items
Appropriation of legal reserve	110,307,535
Dividends to shareholders (NT$1.2 per share)	872,717,756

Unappropriated retained earnings at December 31, 2018	$2,652,346,597

Note: 1.	As of December 31, 2018, the number of the Company’s outstanding shares entitled to participate in distribution are 727,264,797 shares.

2. The distribution of less than $1 (fractional share) cash dividends are recognized as other income.

Chairman: Shih-Jye Cheng	President: Shih-Jye Cheng	Accounting Officer: Silvia Su

Attachment 5

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments to

Articles of Incorporation

Article After Amendment	Article Before Amendment	Note

Article 7-2

The employees entitled to receive treasury stock bought back by the company in accordance with the Company Act may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

The employees entitled to receive share subscription warrants may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

When the Company issues new shares, the employees entitled to subscribe the new shares may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

The employees entitled to receive restricted stock may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

Newly amended. According to Articles 167-1, 167-2, and 267 of the Company Act, stipulating that the employees entitled to receive treasury stock, share subscription warrants, new shares, restricted stock may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

Article 16

The Company shall have nine to eleven directors to be elected by the shareholders’ meeting from among candidates of legal capacity. The term of the directors shall be three years. The directors may be re-elected and re-appointed. The Company adopts the candidate nomination system under Article 192-1 of the Company Act for the election of directors and independent directors. The directors and independent directors shall be elected by the shareholders from the list of candidates. The matters regarding the acceptance and the announcement of the nomination of directors and independent directors shall be handled in accordance with the laws and regulations related to the Company Act and the Securities and Exchange Act, and in accordance with the Company’s rules related to the election of directors and independent directors.

Article 16

The Company shall have nine to eleven directors to be elected by the shareholders’ meeting among persons of legal capacity. The term of the directors shall be three years. The directors may be re-elected and re-appointed.

To enhance corporate governance, the Financial Supervisory Commission requires that elections of directors shall be conducted in accordance with the candidate nomination system after 2021. This article is amended to comply with Article 192-1 of the Company Act.

Article 16-1

The Company shall have independent directors in accordance with Article 14-2 of the Securities and Exchange Act. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-fifth of the directors. The professional qualifications, shareholding, term, restrictions on holding concurrent positions, and other requirements of the independent directors shall be handled in accordance with relevant laws and regulations promulgated by securities authorities. In case the sole shareholder of the Company is an institutional shareholder, the independent directors shall be appointed by such institutional shareholder and the preceding paragraph shall not be applicable.

Article 16-1

The Company shall have independent directors in accordance with Article 14-2 of the Securities and Exchange Act. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-fifth of the directors. The Company adopts the candidate nomination system under Article 192-1 of the Company Act for the election of independent directors. The independent directors shall be elected by the shareholders from the list of candidates. The professional qualifications, shareholding, term, and restrictions on holding concurrent positions, nomination and election methods of the independent directors shall be handled in accordance with relevant laws and regulations issued by securities authorities.

In case the sole shareholder of the Company is an institutional shareholder, the independent directors shall be appointed by such institutional shareholder and the preceding paragraph shall not be applicable. The matters with regard to the acceptance and announcement of the nomination of independent directors shall be handled in accordance with the laws and regulations relating to the Company Act and the Securities and Exchange Act, and the Company’s rules relating to the election of directors.

The current relevant provisions on the candidate nomination system for independent directors are incorporated into Article 16.

Article 28

These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016. The seventeenth amendment was made on May 26, 2017. The eighteenth amendment was made on June 10, 2019.

Article 28

These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016. The seventeenth amendment was made on May 26, 2017.

This Article is supplemented with the date of this amendment.

Attachment 6

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments of the

Rules for Election of Directors and Independent Directors

Article After Amendment	Article Before Amendment	Note
Article 2 Election of Directors and Independent Directors of the Company shall be held at the shareholders’ meeting.	Article 2 Election of Directors of the Company shall be held at the shareholders’ meeting.	This article is amended for the compliance with Article 5 of Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies.

Article 3-1

The election of the Directors and independent Directors of the Company shall adopt the candidate nomination system according to Article 192-1 of the Company Act. If the number of Directors falls below five due to the removal of one or more Directors of the Company for any reason, the Company shall elect new Directors to fill such vacancies at its next shareholders’ meeting. If the vacancies of the board of Directors reaches one third of the total number of the board of Directors’ seats prescribed in its Articles of Incorporation, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event and elect Directors to fill the vacancies.

Article 3-1

The election of the independent Directors of the Company shall adopt the candidate nomination system according to Article 192-1 of the Company Act. If the number of Directors falls below five due to the removal of one or more Directors of the Company for any reason, the Company shall elect new Directors to fill such vacancies at its next shareholders’ meeting. If the vacancies of the board of Directors reaches one third of the total number of the board of Directors’ seats prescribed in its Articles of Incorporation, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event and elect Directors to fill the vacancies.

For purpose of implementing corporate governance, the Financial Supervisory Commission stipulates that from 2021, all TWSE/TPEx Listed Companies shall adopt the candidate nomination system in election of the board of Directors. This Amendment is made to comply with Article 192-1 of the Company Act.

If the number of independent Directors falls below the requirement under Article 14-2, Paragraph 1 of the Securities and Exchange Act, the related provisions of the Taiwan Stock Exchange Corporation Rules Governing Review of Securities Listings, and Subparagraph 8 of the Standards for Determining Unsuitability for TPEx Listing under Article 10, Paragraph 1 of the Taipei Exchange Rules Governing the Review of Securities for Trading on the TPEx, an election shall be held at the next shareholders’ meeting to fill such vacancy. In the event where all the independent Directors are removed, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event to elect new independent Directors to fill the vacancies.	If the number of independent Directors falls below the requirement under Article 14-2, Paragraph 1 of the Securities and Exchange Act, the related provisions of the Taiwan Stock Exchange Corporation Rules Governing Review of Securities Listings, and Subparagraph 8 of the Standards for Determining Unsuitability for TPEx Listing under Article 10, Paragraph 1 of the Taipei Exchange Rules Governing the Review of Securities for Trading on the TPEx, an election shall be held at the next shareholders’ meeting to fill such vacancy. In the event where all the independent Directors are removed, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event to elect new independent Directors to fill the vacancies.

Article 15

The Rules and any revision thereof shall become effective after approval at the shareholders’ meeting. The Rules was enacted on April 15, 1999. The first amendment thereof was made on February 26, 2003. The second amendment thereof was made on April 12, 2007. The third amendment thereof was made on June 22, 2012. The fourth amendment thereof was made on June 3, 2015. The fifth amendment thereof was made on June 10, 2019.

Article 15

The Rules and any revision thereof shall become effective after approval at the shareholders’ meeting. The Rules was enacted on April 15, 1999. The first amendment thereof was made on February 26, 2003. The second amendment thereof was made on April 12, 2007. The third amendment thereof was made on June 22, 2012. The fourth amendment thereof was made on June 3, 2015.

The date of this Amendment is added.

Attachment 7

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments to the

Operational Procedures for the Acquisition or Disposal of Assets

Article After Amendment	Article Before Amendment	Note

Article 2.

The term “assets” used hereunder includes the following:

1.  Omitted

2.  Real property (including land, houses and buildings, investment property, and construction enterprise inventory) and equipment;

3~4. Omitted

5.  Right-of-use assets;

6.  Derivatives;

7.  Assets acquired or disposed of in connection with mergers, spin-offs, acquisitions, or transfer of shares in accordance with law;

8.  Claims of financial institutions (including receivables, bills purchased and discounted, loans, and overdue receivables);

9.  Other major assets.

Article 2.

The term “assets” used hereunder includes the following:

1.  Omitted

2.  Real property (including land, houses and buildings, investment property, land use right, and construction enterprise inventory) and equipment;

3~4. Omitted

5.  Derivatives;

6.  Assets acquired or disposed of in connection with mergers, spin-offs, acquisitions, or transfer of shares in accordance with law;

7.  Claims of financial institutions (including receivables, bills purchased and discounted, loans, and overdue receivables);

8.  Other major assets.

To comply with the competent authority’s amendment, the scope of right-of-use assets is broadened, and “land use right” is moved to subparagraph 5, and the numbering of subparagraphs are changed.

Article 3. Definitions of Terms

1.  “Derivatives”: Forward contracts, options contracts, futures contracts, leverage contracts, or swap contracts, whose value is derived from a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; or hybrid contracts combining the above contracts; or hybrid contracts or structured products containing embedded derivatives. The term “forward contracts” does not include insurance contracts, performance contracts, after-sales service contracts, long-term lease contracts, or long-term purchase (sales) contracts.

Article 3. Definitions of Terms

1.  “Derivatives”: Forward contracts, options contracts, futures contracts, leverage contracts, or swap contracts, whose value is derived from assets, interest rate, foreign exchange rate, index, or other interest; and hybrid contracts combining the above products. The term “forward contracts” does not include insurance contracts, performance contracts, after-sales service contracts, long-term lease contracts, or long-term purchase (sales) contracts.

To comply with the competent authority’s amendment, certain wording adjustments are made. The definitions of Securities Exchange and Over-the-counter market are added, and the definition of latest financial statements is deleted (such definition is already set forth in other regulations).

2.  “Assets Acquired or Disposed through Mergers, Spin-offs, Acquisitions, or Transfer of Shares in Accordance with Law” : Refers to assets acquired or disposed through mergers, spin-offs, or acquisitions conducted under the Business Mergers and Acquisitions Act, Financial Holding Company Act, Financial Institution Merger Act and other Acts, or to transfer of shares from another company through issuance of new shares of its own as the consideration therefor (hereinafter “transfer of shares”) under Article 156-3 of the Company Act.

3~6. Omitted

7.  “Securities Exchange”: “Domestic securities exchange” refers to the Taiwan Stock Exchange Corporation; “Foreign securities exchange” refers to any organized securities exchange market that is regulated by the competent securities authorities of the jurisdiction where it is located.

2.  “Assets Acquired or Disposed through Mergers, Spin-offs, Acquisitions, or Transfer of Shares in Accordance with Law” : Refers to assets acquired or disposed through mergers, spin-offs, or acquisitions conducted under the Business Mergers and Acquisitions Act, Financial Holding Company Act, Financial Institution Merger Act and other Acts, or to transfer of shares from another company through issuance of new shares of its own as the consideration therefor (hereinafter “transfer of shares”) under paragraph 8 of Article 156 of the Company Act.

3~6. Omitted

7.  “Latest financial statements” used herein refers to the financial statements of the company audited or reviewed by certified public accountant which has been published in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers before the particular acquisition or disposal of assets.

8.  “Over-the-counter market” (“OTC Market”): “Domestic OTC Market” refers to a market for OTC trading provided by a securities firm in accordance with the Regulations Governing Securities Trading on the Taipei Exchange; “Foreign OTC market” refers to a market at a financial institution that is regulated by the foreign competent authority and that is permitted to conduct securities business.

Article 4. Limits of Amounts on Investment in Real Property for Non-operating Purpose and Right-of-use Assets thereof, and Securities

The limits of amounts on acquisition of above assets by the company and subsidiaries are as follows:

1.  The total amount of the acquisition of real property and right-of-use assets thereof by the company and subsidiaries for non-operating purpose shall not exceed 20 percent of the company’s equity as stated in its latest financial statement. The total amount of acquisition of real property for non-operating purpose and right-of-use assets thereof by each subsidiary of the company shall not exceed 15 percent of this company’s equity as stated in its latest financial statement.

Article 4. Limits of Amounts on Investment in Real Property for Non-operating Purpose and Securities

The limits of amounts on acquisition of above assets by the company and subsidiaries are as follows:

1.  The total amount of the joint purchase of real property by the company and subsidiaries for non-operating purpose shall not exceed 20 percent of the company’s equity as stated in its latest financial statement. The total amount of purchase of real property for non-operating purpose by each subsidiary of the company shall not exceed 15 percent of this company’s equity as stated in its latest financial statement.

To comply with the competent authority’s amendment, “right-of-use assets for non-operating purpose” is added into limits of amounts on investment, and certain wording adjustments are made.

2~3. Omitted	2~3. Omitted

Article 6.

The appraisal reports or certified public accountant’s opinions, attorney’s opinions, or underwriter’s opinions obtained by the company shall meet the following requirements:

1.  The matters needing attention of the professional appraisers and their appraisal personnel, certified public accountants, attorneys, or securities underwriters, and the procedures of providing appraisal reports or opinions shall comply with Article 5 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies.

2.  The above persons may not be a related party or de facto related party of any party to the transaction.

3.  If the company is required to obtain appraisal reports from two or more professional appraisers, each of the professional appraisers or appraisal personnel may not be related parties or de facto related parties to each other.

Article 6.

The appraisal reports or certified public accountant’s opinions, attorney’s opinions, or underwriter’s opinions obtained by the company, the professional appraisers and their appraisal personnel, certified public accountants, attorneys, or securities underwriters may not be a related party of any party to the transaction.

To comply with the competent authority’s amendment, matters needing attention of professional appraisers and their appraisal personnel , certified public accountants, attorneys, or securities underwriters (negative qualification) are added, and their duties are specified.

Article 7. The Company’s Operational Procedures for the Acquisition or Disposal of Real property, Equipment, and Right-of-use Assets thereof

1.  Appraisal Procedures

(1)   Procedure for acquisition or disposal of real property, equipment, or right-of-use assets thereof shall only be conducted after company’s finance and accounting unit or relevant departments has conducted benefit analysis as well as potential risks assessment, and such procedure shall be performed in accordance with the company’s authorization and approval regulations respectively.

(2)   If the company intends to acquire or dispose of real property, publicly announced current value, appraisal value, and the actual transaction price of neighboring real property shall be taken into consideration for decision making. When the company intends to acquire right-of-use assets of real property, appraisal value or the transaction price under leasing practices of neighboring real property shall be taken into consideration for decision making.

(3)   The acquisition or disposal of equipment or right-of-use assets thereof shall be carried out by one of the following methods: price inquiry, price comparison, price negotiation, or public bidding.

Article 7. The Company’s Operational Procedures for the Acquisition or Disposal of Real property and Equipment

1.  Appraisal Procedures

(1)   Procedure for acquisition or disposal of real property, equipment, or right-of-use assets thereof shall only be conducted after company’s finance department or relevant departments has conducted benefit analysis as well as potential risks assessment, and such procedure shall be performed in accordance with the company’s authorization and approval regulations respectively.

(2)   If the company intends to acquire or dispose of real property, publicly announced current value, appraisal value, and the actual transaction price of neighboring real property shall be taken into consideration for decision making.

(3)   The acquisition or disposal of equipment shall be carried out by one of the following methods: price inquiry, price comparison, price negotiation, or public bidding.

(4)   The company’s acquisition or disposal of real property and equipment shall follow the company’s internal control system or other relevant procedure regulations.

To comply with the competent authority’s amendment, the following amendments are made: including the “right-of-use assets, defining the scope of the government agency, and making some wording adjustments.

(4)   The company’s acquisition or disposal of real property, equipment or right-of-use assets thereof shall follow the company’s internal control system or other relevant procedure regulations.

2~3. Omitted

4.  Appraisal report

If the transaction amount of the acquisition or disposal of real property, equipment or right-of-use assets thereof is greater than or equals to 20 percent of the company’s paid-in capital or NT$300 million, except for transactions with a domestic government agency, engagement with others to build on the company’s own land or leased land, or acquisition or disposal of equipment for business use or right-of-use assets thereof, the company shall obtain an appraisal report issued by a professional appraiser prior to the date of occurrence of such event and shall further comply with the following provisions:

(1)   If it is necessary to use a limited price, specified price, or special price as the reference basis for the transaction price under special circumstances, such transaction shall be submitted to the Board for approval in advance, and the same for any later-on changes to the terms and conditions of the transaction.

2~3. Omitted

4.  Appraisal report

If the transaction amount of the acquisition or disposal of real property or equipment is greater than or equals to 20 percent of the company’s paid-in capital or NT$300 million, except for transactions with a government agency, engagement with others to build on the company’s own land or leased land, or acquisition or disposal of equipment for business use, the company shall obtain an appraisal report issued by a professional appraiser prior to the date of occurrence of such event and shall further comply with the following provisions:

(1)   If it is necessary to use a limited price, specified price, or special price as the reference basis for the transaction price under special circumstances, such transaction shall be submitted to the Board for approval in advance. Foregoing procedure shall also be applied to any future changes to the terms and conditions of the transaction.

(2)~(4) Omitted

(2)~(4) Omitted

5.  The transaction amounts referred to in the preceding paragraph shall be calculated in accordance with paragraph 2 of Article 19, and “within one year” as used therein refers to one year preceding the date of occurrence of the particular transaction. Transactions for which an appraisal report from a professional appraiser or certified public accountant’s opinion has been obtained in accordance with this Operational Procedures shall not be counted toward such transaction amounts.

5.  The transaction amounts referred to in the preceding paragraph shall be calculated in accordance with paragraph 2 of Article 19, and “within one year” as used therein refers to one year preceding the date of occurrence of the particular transaction. Transactions for which an appraisal report from a professional appraiser or certified public accountant’s opinion has been obtained in accordance with this Regulations shall not be counted toward such transaction amounts.

Article 8. Company’s Operational Procedures for the Acquisition or Disposal of Securities

1.  Appraisal Procedures

(1)   Procedure for acquisition or disposal of long/short term security investments shall only be conducted after the company’s finance and accounting unit or relevant departments has conducted benefit analysis as well as potential risks assessment, and such investments shall be conducted within the certain amount set forth in paragraphs 2 and 3 of Article 4 pursuant to the company’s authorization and approval regulations respectively.

Article 8. Company’s Operational Procedures for the Acquisition or Disposal of Securities

1.  Appraisal Procedures

(1)   Procedure for acquisition or disposal of long/short term security investments shall only be conducted after the company’s finance department or relevant departments has conducted benefit analysis as well as potential risks assessment, and such investments shall be conducted within the certain amount set forth in paragraphs 2 and 3 of Article 4 pursuant to the company’s authorization and approval regulations respectively.

Certain wordings are revised in accordance with the current situation.

(2)~(4) and 2~4. Omitted

5.  The transaction amounts referred to in the preceding paragraph shall be calculated in accordance with paragraph 2 of Article 19, and “within one year” as used therein refers to one year preceding the date of occurrence of the particular transaction. Transactions for which an appraisal report from a professional appraiser or certified public accountant’s opinion has been obtained in accordance with this Operational Procedure shall not be counted toward such transaction amounts.

(2)~(4) and 2~4. Omitted

5.  The transaction amounts referred to in the preceding paragraph shall be calculated in accordance with paragraph 2 of Article 19, and “within one year” as used therein refers to one year preceding the date of occurrence of the particular transaction. Transactions for which an appraisal report from a professional appraiser or certified public accountant’s opinion has been obtained in accordance with this Regulations shall not be counted toward such transaction amounts.

Article 9. Procedures for Transactions with a Related Party

1.  When the Company engages in any acquisition or disposal of assets from or to a related party, in addition to handling matters such as relevant resolution process and evaluation of the reasonableness of the terms and conditions of the transaction pursuant to the provisions of Article 4, 5, 6, 7, 8, 9 and 10, if the transaction amount reaches 10 percent of the company’s total assets, the company shall also obtain an appraisal report from a professional appraiser or an opinion by the certified public accountant in accordance with Articles 7, 8 and 10. When determining whether the counterparty of the transaction is a related party, in addition to taking into account legal aspects of the relationship, the substantive relationship shall also be considered.

Article 9. Procedures for Transactions with a Related Party

1.  When the Company engages in any acquisition or disposal of assets from or to a related party, in addition to handling matters such as relevant resolution process and evaluation of the reasonableness of the terms and conditions of the transaction pursuant to the provisions of Article 4, 5, 6, 7, 8, 9 and 10, if the transaction amount reaches 10 percent of the company’s total assets, the company shall also obtain an appraisal report from a professional appraiser or an opinion by the certified public accountant in accordance with Articles 7, 8 and 10. When determining whether the counterparty of the transaction is a related party, in addition to taking into account legal aspects of the relationship, the substantive relationship shall also be considered.

To comply with the competent authority’s amendment, the following amendments are made: including right-of-use assets, defining the scope of the government agency, stipulating that the chairman may be authorized to handle transactions between the parent company and subsidiaries/or subsidiaries in which it directly or indirectly holds 100 percent of the issued shares or total capital regarding the acquisition or disposal of equipment, right-of-use assets of thereof, or real property rights-of use assets for business use beforehand, and revision of certain wordings.

The transaction amounts referred to in the preceding paragraph shall be calculated in accordance with paragraph 2 of Article 19, and “within one year” as used therein refers to one year preceding the date of occurrence of the particular transaction. Transactions for which an appraisal report from a professional appraiser or certified public accountant’s opinion has been obtained in accordance with this Operational Procedures shall not be counted toward such transaction amounts.

2.  Evaluation Procedures and Operational Procedures

If the company intends to acquire or dispose of real property or right-of-use assets thereof from or to a related party, or when the company intends to acquire or dispose of assets other than real property or right-of-use assets from or to a related party and the transaction amount reaches 20 percent of the company’s paid-in capital, 10 percent of the company’s total assets, or NT$300 million, except for buying or selling domestic government bonds, bonds under repurchase and resale agreements and subscribing or redeeming money market funds issued by domestic securities investment trusts, the company may not enter into a transaction contract or issue a payment until the following matters have been approved by more than one half of all members of the audit committee and then submitted to and approved by the Board’s resolution:

The transaction amounts referred to in the preceding paragraph shall be calculated in accordance with paragraph 2 of Article 19, and “within one year” as used therein refers to one year preceding the date of occurrence of the particular transaction. Transactions for which an appraisal report from a professional appraiser or certified public accountant’s opinion has been obtained in accordance with this Regulations shall not be counted toward such transaction amounts.

2.  Evaluation Procedures and Operational Procedures

If the company intends to acquire or dispose of real property from or to a related party, or when the company intends to acquire or dispose of assets other than real property from or to a related party and the transaction amount reaches 20 percent of the company’s paid-in capital, 10 percent of the company’s total assets, or NT$300 million, except for buying or selling government bonds, bonds under repurchase and resale agreements and subscribing or redeeming money market funds issued by domestic securities investment trusts, the company may not enter into a transaction contract or issue a payment until the following matters have been approved by more than one half of all members of the audit committee and then submitted to and approved by the Board’s resolution:

(1)~(2) Omitted

(3)   With respect to the acquisition of real property or the right-of-use assets thereof from a related party, the information regarding the evaluation of the reasonableness of the preliminary transaction terms in accordance with paragraph 3 through 7 of this Article.

(4)~(7) Omitted

The transaction amounts referred to in the preceding paragraph shall be calculated in accordance with paragraph 2 of Article 19, and “within one year” as used therein refers to one year preceding the date of occurrence of the particular transaction. Transactions that have been approved by the Board and recognized by the Audit Committee in accordance with this Operational Procedures shall not be counted toward such transaction amounts.

(1)~(2) Omitted

(3)   With respect to the acquisition of real property from a related party, the information regarding the evaluation of the reasonableness of the preliminary transaction terms in accordance with paragraph 3 through 7 of this Article.

(4)~(7) Omitted

The transaction amounts referred to in the preceding paragraph shall be calculated in accordance with paragraph 2 of Article 19, and “within one year” as used therein refers to one year preceding the date of occurrence of the particular transaction. Transactions that have been approved by the Board and recognized by the Audit Committee in accordance with this Regulations shall not be counted toward such transaction amounts

If the company and its parent company, subsidiaries, or subsidiaries in which it directly or indirectly holds 100 percent of the issued shares or total capital, engage in the following transactions with each other, the Board may authorize the chairman to a certain amount to handle the matter and report to the Board for ratification on an after-the-event basis in accordance with the provisions of the company’s authorization and approval regulations:

(1)   Acquisition or disposal of equipment or right–of-use assets thereof for business use.

(2)   Acquisition or disposal of the right-of-use of real property for business use.

When a matter is submitted to the Board for discussion pursuant to the preceding paragraph, the Board shall take into full consideration each independent director’s opinions. If an independent director objects to or expresses reservations about any matter, such objection or reservations shall be recorded in the minutes of the Board meeting.

If the company and its parent company or subsidiaries engage in acquisition or disposal of equipment for business use with each other, the Board may authorize the chairman to a certain amount to handle the matter and report to the Board for ratification on an after-the-event basis in accordance with the provisions of the company’s authorization and approval regulations.

When a matter is submitted to the Board for discussion pursuant to the paragraph 1 of this Article, the Board shall take into full consideration each independent director’s opinions. If an independent director objects to or expresses reservations about any matter, such objection or reservations shall be recorded in the minutes of the Board meeting.

3.  Assessment on Reasonableness of Transaction Costs

When the company acquires real property from a related party, the following methods of determining reasonableness of the transaction cost shall be applied (where land and building thereupon are combined as a single property purchased in one transaction, the transaction costs for the land and the building may be separately appraised in accordance with either of the means listed as follows):

3.  Assessment on Reasonableness of Transaction Costs

When the company acquires real property or right-of-use assets thereof from a related party, the following methods of determining reasonableness of the transaction cost shall be applied (where land and building thereupon are combined as a single property purchased or leased in one transaction, the transaction costs for the land and the building may be separately appraised in accordance with either of the means listed as follows):

(1)~(2) Omitted

4.  In addition to the assessment specified in the preceding paragraph, if the company acquires or disposes real property or right-of-use assets thereof from or to a related party, the company shall engage a certified public accountant to verify the result and to express specific opinions.

5.  If any of the following circumstances occurs when the company disposes or acquires real property or right-of-use assets thereof to or from a related party, the transaction shall be made in accordance with paragraph 2 of this Article while paragraph 3 and paragraph 4 of this Article shall not be applied:

(1)~(2) Omitted

4.  In addition to the assessment specified in the preceding paragraph, if the company acquires or disposes real property from or to a related party, the company shall engage a certified public accountant to verify the result and to express specific opinions.

5.  If any of the following circumstances occurs when the company disposes or acquires real property to or from a related party, the transaction shall be made in accordance with paragraph 2 of this Article while paragraph 3 and paragraph 4 of this Article shall not be applied:

(1)   The related party acquired the real property due to succession or bestowal.

(2)   More than five years have elapsed since the date when the related party entered into a transaction to obtain the real property.

(3)   Omitted.

(1)   The related party acquired the real property or right-of-use assets thereof due to succession or bestowal.

(2)   More than five years have elapsed since the date when the related party entered into a transaction to obtain the real property or right-of-use assets thereof.

(3)   Omitted.

(4)   The company and its parent company, subsidiaries, or subsidiaries in which it directly or indirectly hold 100 percent of the issued shares or total capital engage in acquisition of right-of-use assets of real property for business operation purpose with each other.

6.  If the company acquires real property or right-of-use assets thereof from a related party, and the results of appraisals conducted in accordance with paragraph 3 of this Article are lower than the transaction cost, the transaction shall be handled in accordance with paragraph 7 of this Article, unless objective evidence is submitted and the specific opinions on reasonableness have been obtained from a real property professional appraiser and a certified public accountant under any of the following circumstances:

6.  If the company acquires real property from a related party, and the results of appraisals conducted in accordance with paragraph 3 of this Article are lower than the transaction cost, the transaction shall be handled in accordance with paragraph 7 of this Article, unless objective evidence is submitted and the specific opinions on reasonableness have been obtained from a real property professional appraiser and a certified public accountant under any of the following circumstances:

(1)   The related party acquired undeveloped land or leased land for re-construction and evidence is submitted to prove that one of the following conditions is satisfied:

i.   Omitted.

ii.  After reasonable price discrepancies in different floor or land area prices are evaluated in accordance with standard property market sale practices, the land area and transaction terms of a completed deal by unrelated parties within the preceding year involving other floors of the same real property or real property in neighboring areas are considered commensurate with the particular transaction with related party.

(1)   The related party acquired undeveloped land or leased land for re-construction and evidence is submitted to prove that one of the following conditions is satisfied :

i.   Omitted.

ii.  After reasonable price discrepancies in different floor or land area prices are evaluated in accordance with standard property market sale or leasing practices, the land area and transaction terms of a completed transaction by unrelated parties within the preceding year involving other floors of the same real property or real property in neighboring areas are considered commensurate with the particular transaction with related party.

(2)   Evidence is submitted to prove that the transaction conditions of the purchase for real property or lease for right-of-use assets of real property from a related party are commensurate with transaction conditions of a completed transaction with an unrelated party within the preceding year of an asset with similar area in vicinity.

iii.   After reasonable price discrepancies in different floor or land area prices are evaluated in accordance with standard property leasing practices, the land area and transaction terms of a completed lease by unrelated parties within the preceding year involving other floors of the same real property or real property in neighboring areas are considered commensurate with the particular transaction with related party.

(2)   Evidence is submitted to prove that the transaction conditions of the purchase for real property of real property from a related party are commensurate with transaction conditions of a completed deal with an unrelated party within the preceding year of an asset with similar area in vicinity.

(3)   The term “in vicinity” refers to real property dealt by unrelated parties within the same or neighboring block and within the diameter of five hundred meters from the object of transaction or with similar publicly announced current value. In principle, “similar area” means the land area or the floor area of the completed deal by unrelated party is at least fifty percent of the land area or floor area of the object of transaction. “Within one year” refers to one year preceding the date of occurrence of the acquisition of real property.

(3)   The term “in vicinity” refers to completed transaction of real property within the same or neighboring block and within the diameter of five hundred meters from the object of transaction or with similar publicly announced current value. In principle, “similar area” means the land area or the floor area of the completed transaction with unrelated party is at least fifty percent of the land area or floor area of the object of transaction. “Within one year” refers to one year preceding the date of occurrence of the acquisition of real property or right-of-use assets thereof.

7.  If the results of appraisals conducted in accordance with this Operational Procedures are uniformly lower than the transaction price, the following steps shall be taken:

(1)   A special profit reserve shall be set aside in accordance relevant regulations against the difference between the transaction price for real property or right-of-use assets thereof and the appraised cost and such special profit reserve may not be distributed or used for capital increase or issuance of bonus shares. Where a public company uses the equity method to account for its investment in this company, a special profit reserve shall also be set aside pro rata according to the public company’s shareholding ratio in the company for the amount of aforesaid special profit reserve.

7.  If the results of appraisals conducted in accordance with this Operational Procedures are uniformly lower than the transaction price, the following steps shall be taken:

(1)   A special profit reserve shall be set aside in accordance relevant regulations against the difference between the transaction price for real property and the appraised cost and such special profit reserve may not be distributed or used for capital increase or issuance of bonus shares. Where a public company uses the equity method to account for its investment in this company, a special profit reserve shall also be set aside pro rata according to the public company’s shareholding ratio in the company for the amount of aforesaid special profit reserve.

(2)   Omitted.

(3)   The outcome of the procedures under subsections 1 and 2 shall be reported to the Shareholders meeting and the details of the transaction shall be disclosed in the annual report and prospectus.

The special reserve so set aside according to the preceding paragraph may only be utilized until this company has recognized a loss on decline in market value of the assets it purchased at a premium, or such assets have been disposed of, or adequate compensation has been made, or the status quo ante has been restored, or there is other evidence confirming that the transaction was not unreasonable, and consent from the FSC has been obtained.

(2)   Omitted.

(3)   The outcome of the procedures under preceding subsections 1 and 2 shall be reported to the Shareholders meeting and the details of the transaction shall be disclosed in the annual report and prospectus.

The special reserve so set aside according to the preceding paragraph may only be utilized until this company has recognized a loss on decline in market value of the assets it purchased or leased at a premium, or such assets have been disposed of, or the leasing contract has been terminated, or adequate compensation has been made, or the status quo ante has been restored, or there is other evidence confirming that the transaction was not unreasonable, and consent from the FSC has been obtained.

When the company acquires real property or right-of-use assets thereof from a related party, it shall also comply with the preceding two paragraphs if there is other evidence indicating that the acquisition was not an arm’s length transaction.

When the company acquires real property from a related party, it shall also comply with the preceding two paragraphs if there is other evidence indicating that the acquisition was not an arm’s length transaction.

Article 10 Procedures for Acquiring or Disposing of Memberships or Intangible Assets or the Right-of-Use Assets thereof

1.  Appraisal Procedures

(1)   Omitted

(2)   To acquire or dispose of intangible assets or right-of-use assets thereof, expert assessment report or fair market price shall be referred to for determination of transaction terms and transaction prices.

2~3. Omitted

4.  Expert opinion

If the company’s acquisition or disposal of memberships or intangible assets or right-of-use assets thereof is greater than or equals to 20 percent of company’s paid-in capital or NT$300 million, except for transactions with a domestic government agency, a certified public accountant shall be engaged to provide opinions regarding the reasonableness of transaction price prior to the date of the occurrence. The certified public accountant shall handle the matter in accordance with the provision of Auditing Standards No. 20 published by ARDF.

Article 10 Procedures for Acquiring or Disposing of Memberships or Intangible Assets

1.  Appraisal Procedures

(1)   Omitted

(2)   To acquire or dispose of intangible assets, expert assessment report or fair market price shall be referred to for determination of transaction terms and transaction prices.

2~3. Omitted

4.  Expert opinion

If the company’s acquisition or disposal of memberships or intangible assets is greater than or equals to 20 percent of company’s paid-in capital or NT$300 million, except for transactions with a government agency, a certified public accountant shall be engaged to provide opinions regarding the reasonableness of transaction price prior to the date of the occurrence. The certified public accountant shall handle the matter in accordance with the provision of Auditing Standards No. 20 published by ARDF.

To comply with the competent authority’s amendment, the following amendments are made: adding of right-of-use assets, specifying scope of the government agency, and certain wording adjustments.

5.  The transaction amounts referred to in the preceding paragraph shall be calculated in accordance with paragraph 2 of Article 19, and “within one year” as used therein refers to one year preceding the date of occurrence of the particular transaction. Transactions for which an appraisal report from a professional appraiser or certified public accountant’s opinion has been obtained in accordance with this Operational Procedures shall not be counted toward such transaction amounts.

5.  The transaction amounts referred to in the preceding paragraph shall be calculated in accordance with paragraph 2 of Article 19, and “within one year” as used therein refers to one year preceding the date of occurrence of the particular transaction. Transactions for which an appraisal report from a professional appraiser or certified public accountant’s opinion has been obtained in accordance with this Regulations shall not be counted toward such transaction amounts.

Article 12 Operation Procedures for Mergers, Spin-Offs, Acquisitions and Share Transfers

1~3(3) Omitted

When participating in a merger, spin-off, acquisition or transfer of another company’s shares, a company that is listed on an securities exchange or has its shares traded on an OTC Market shall, within 2 days commencing immediately from the date of passage of a resolution by the Board, report (in the prescribed format and via the internet-based information system) the information set out in subparagraphs 1 and 2 of the preceding paragraph to the FSC for archival purpose.

Article 12 Operation Procedures for Mergers, Spin-Offs, Acquisitions and Share Transfers

1~3(3) Omitted

When participating in a merger, spin-off, acquisition or transfer of another company’s shares, a company that is listed on an securities exchange or has its shares traded on an OTC Market shall, within 2 days commencing immediately from the date of passage of a resolution by the Board, report (in the prescribed format and via the internet-based information system) the information set out in subparagraphs 1 and 2 of the preceding paragraph to the FSC for archival purpose.

To comply with the competent authority’s amendment, certain wording adjustments are made.

If any company participating in the merger, spin-off, acquisition or transfer of shares is not listed on a securities exchange or has its shares traded on an OTC Market, the company that is listed on a securities exchange or has its shares traded on an OTC Market shall enter into an agreement with such company and handle relevant matters in accordance with the previous 2 paragraphs.

4~8. Omitted

If any company participating in the merger, spin-off, acquisition or transfer of shares is not listed on a securities exchange or has its shares traded on an OTC Market, the company that is listed on a securities exchange or has its shares traded on an OTC Market shall enter into an agreement with such company and handle relevant matters in accordance with paragraphs 3 and 4.

4~8. Omitted

Article 13. Principles and Guidelines for Derivative Transactions

1~5. Omitted

6.  Limits of Loss:

(1)   Omitted

(2)   If the limit of loss of all contracts or a single contract is reached, such event shall be reported to the first-level supervisor of finance and accounting unit and the chief supervisor authorized by the Board for discussion of counterstrategies, and relevant information shall be submitted to the Board when necessary.

Article 13. Principles and Guidelines for Derivative Transactions

1~5. Omitted

6.  Limits of Loss:

(1)   Omitted

(2)   If the limit of loss of all contracts or a single contract is reached, such event shall be reported to the first-level supervisor of finance department and the chief supervisor authorized by the Board for discussion of counterstrategies, and relevant information shall be submitted to the Board when necessary.

Certain wording adjustments are made in accordance with the current situation.

Article 15. Operational Procedures of Execution of Derivative Transactions 1. Authorization Amount and Authorizing Person	Article 15. Operational Procedures of Execution of Derivative Transactions 1. Authorization Amount and Authorizing Person	Certain wording adjustments are made in accordance with the current situation.

The approval authority and authorization amount for derivatives transactions is set forth below and shall be implemented in accordance with the company’s authorization and approval regulations respectively.

Chairman: No more than US$10 million or its equivalent - NT$300 million.

First-level supervisor of finance and accounting unit: No more than US$3 million.

Omitted

2.  Executing Department:

All derivatives transactions shall be handled and managed by personnel of the treasury planning department, while confirmation and settlement matters shall be handled by different personnel.

The approval authority and authorization amount for derivatives transactions is set forth below and shall be implemented in accordance with the company’s authorization and approval regulations respectively.

Chairman: No more than US$10 million or its equivalent - NT$300 million.

First-level supervisor of finance department: No more than US$3 million.

Omitted

2.  Executing Department:

All derivatives transactions shall be handled and managed by treasury planning personnel of finance department, while confirmation and settlement matters shall be handled by different personnel.

Article 17. Internal Control on Engaging in Derivatives Transaction

1.  Omitted

2.  The positions held in derivatives transaction shall be evaluated at least once per week, while the hedging transactions made for business purposes shall be evaluated at least twice per month, and the evaluation reports shall be submitted to chief supervisor authorized by the Board.

Article 17. Internal Control on Engaging in Derivatives Transaction

1.  Omitted

2.  The positions held in derivatives transaction shall be evaluated at least once per week, while the hedging transactions made for business purposes shall be evaluated at least twice per month, and the evaluation reports shall be forwarded to chief supervisor authorized by the Board.

To comply with the competent authority’s amendment, certain wording adjustments are made.

3~5. Omitted

Article 18. Internal Audit of Derivatives Transaction

The internal audit personnel shall periodically check the suitability of internal controls on derivatives transaction, inspect monthly the compliance of the derivatives transaction department with the procedures of engaging in derivatives transaction, and analyze the trading cycles in order to make an auditing report. If any material violation is discovered, the Audit Committee shall be notified in writing.

3~5. Omitted

Article 18. Internal Audit of Derivatives Transaction

The internal audit personnel shall periodically check the suitability of internal controls on derivatives transaction, inspect monthly the compliance of the derivatives transaction department with the procedures of engaging in derivatives transaction, and analyze the trading cycles in order to make an auditing report. If any material violation is discovered, each independent director shall be notified in writing.

In compliance with the competent authority’s amendment, once the company has set up an Audit Committee, the Audit Committee shall be notified of any material violation in writing upon the discovery thereof.

Article 19. Public Announcement and Declaration of Acquisition or Disposal of Asset

1.  Under any of the following circumstances, when acquiring or disposing of assets, the company shall publicly announce and report to the website designated by the FSC in the appropriate format as prescribed by the regulations within two days from the date of occurrence of the event:

(1)   Acquisition or disposal of real property or right-of-use asset thereof from or to a related party, or acquisition or disposal of assets other than real property or right-of-use asset thereof from or to a related party, where the transaction amount reaches 20 percent or more of the company’s paid-in capital, 10 percent or more of the company’s total assets, or NT$300 million or more; provided, however, that this shall not apply to trading of domestic government bonds or bonds under repurchase and resale agreements, or subscription or repurchase of money market funds issued by domestic securities investment trust enterprises.

Article 19. Public Announcement and Declaration of Acquisition or Disposal of Asset

1.  Under any of the following circumstances, when acquiring or disposing of assets, the company shall publicly announce and report to the website designated by the FSC in the appropriate format as prescribed by the regulations within two days from the date of occurrence of the event:

(1)   Acquisition or disposal of real property from or to a related party, or acquisition or disposal of assets other than real property from or to a related party, where the transaction amount reaches 20 percent or more of the company’s paid-in capital, 10 percent or more of the company’s total assets, or NT$300 million or more; provided, however, that this shall not apply to trading of government bonds or bonds under repurchase and resale agreements, or subscription or repurchase of money market funds issued by domestic securities investment trust enterprises.

In compliance with the competent authority’s amendment, this Amendment adds right-of-use assets, stipulates the scope of the government agency and states that the counterparty mentioned in the subparagraph 5, paragraph 1 of this Article shall be an unrelated party.

(2)~(3). Omitted

(4)   Where the type of assets acquired or disposed of is equipment or right-of-use asset thereof for the company’s own business use and where the counterparty is not a related party, and the transaction amount meets one of the following criteria: (omitted below)

(5)   Land is acquired under an arrangement engaging others to build on the company’s own land, engaging others to build on leased land, joint construction and allocation of housing units, joint construction and allocation of ownership percentages, or joint construction and separate sales of housing units, where the counterparty is not a related party, and the amount the company expects to invest in the transaction reaches NT$500 million or more.

(2)~(3). Omitted

(4)   Where the type of assets acquired or disposed of is equipment for the company’s own business use and where the counterparty is not a related party, and the transaction amount meets one of the following criteria: (omitted below)

(5)   Land is acquired under an arrangement engaging others to build on the company’s own land, engaging others to build on leased land, joint construction and allocation of housing units, joint construction and allocation of ownership percentages, or joint construction and separates sale of housing units, and the amount the company expects to invest in the transaction reaches NT$500 million or more.

(6)   Where the amount of an asset transaction other than any of those referred to in the preceding five subparagraphs or an investment in the Mainland China Area Investment reaches or exceeds 20 percent of the paid-in capital of the company or NT$300 million; provided, however, that this shall not apply in the following circumstances:

(6)   Where the amount of an asset transaction other than any of those referred to in the preceding five subparagraphs or a Mainland China Area Investment reaches or exceeds 20 percent of the paid-in capital of the company or NT$300 million; provided, however, that this shall not apply in the following circumstances:

i.   Trading of domestic government bonds.

ii.  Omitted.

2.  The amounts of transactions in the preceding paragraph shall be calculated as follows:

(1)~(2) Omitted

(3)   The cumulative transaction amount of acquisitions and disposals of real property or the right-of-use asset thereof (cumulative acquisitions and disposals, respectively) within the same development project within the preceding year.

(4)   Omitted

3~7. Omitted

i.   Trading of government bonds.

ii.  Omitted.

2.  The amounts of transactions in the preceding paragraph shall be calculated as follows:

(1)~(2) Omitted

(3)   The cumulative transaction amount of acquisitions and disposals of real property (cumulative acquisitions and disposals, respectively) within the same development project within the preceding year.

(4)   Omitted

3~7. Omitted

Article 20. Procedures to Control Acquisition or Disposal of Assets by Subsidiaries

1.  The company’s subsidiaries shall duly stipulate “Procedures for Acquisition or Disposal of Assets” in accordance with “Regulations Governing the Acquisition and Disposal of Assets by Public Companies” promulgated by the FSC, which shall take effect after being submitted to the Board of the subsidiaries for resolution and approved by the Shareholders’ meeting thereof, the same procedures shall be followed in any amendments thereto.

Article 20. Procedures to Control Acquisition or Disposal of Assets by Subsidiaries

1.  The company’s subsidiaries shall duly stipulate “Procedures for Acquisition or Disposal of Assets” in accordance with “Regulations Governing the Acquisition and Disposal of Assets by Public Companies” promulgated by the FSC, which shall take effect after being submitted to the Board for resolution and approved by the shareholders’ meeting, the same procedures shall be followed in any amendments thereto.

Certain wordings are revised in accordance with the current situation.

2.  In the event where the subsidiary is a domestic non-public company, and where the amount of its acquisition or disposal of assets has reached the announcement threshold, the subsidiary shall notify the company on the date of occurrence of the event. The company shall announce and report on the designated website in accordance with the regulations. In determining the announcement threshold of the subsidiary, the paid-in capital or the total assets shall be based on the paid-in capital or total assets in the company’s most recent parent company only financial statement or individual financial reports.

2.  The company’s subsidiaries shall acquire and dispose of assets in accordance with their respective “Internal Control System” and “Procedures for Acquisition or Disposal of Assets”.

3.  In the event where the subsidiary is a non-public company, and where the amount of its acquisition or disposal of assets has reached the announcement threshold, the subsidiary shall notify the company on the date of the occurrence of the event. The company shall announce and report on the designated website in accordance with the regulations. In determining the announcement threshold of the subsidiary, the said “reaches 20 percent of the company’s paid-in capital” or “reaches 10 percent of the company’s total asset” shall be based on the paid-in capital or total assets of the company.

(Deleted)	Article 21. Items Required to be disclosed in the Financial Statements	This Article is deleted as the items required to be disclosed in the notes to financial report have already been stipulated in the “Regulations Governing the Preparation of Financial Reports by Securities Issuers.”

Where the acquisition or disposal of the assets of the company is required to be publicly announced and declared in accordance with the standard set forth in Article 19 of this Operational Procedures, and where the counterparty is a substantive related party, the company shall disclose the contents of public announcement in the notes to the financial statements, and submit such financial statements to the Shareholders’ meeting for report.

Article 21. Penalty Managers and personnel in charge in violation of this Operational Procedures shall be given appropriate penalties in accordance with the severity of the violation.	Article 22. Penalty Managers and personnel in charge in violation of this Operational Procedures shall be given appropriate penalties in accordance with the severity of the violation.	The numbering of this Article is changed.

Article 22. Implementation and amendment

This Operational Procedures and any amendments thereto shall become effective with the consent of more than one-half of all members of the audit committee and after being submitted to the Board for resolution and approved by shareholders in a Shareholders’ meeting. The company shall notify the subsidiary of the compliance with this Operational Procedure and any amendments thereto. If any director expresses dissent and such dissent is mentioned in the meeting minutes or a written statement, the company shall submit the director’s dissenting opinion to the Audit Committee. (omitted below)

Article 23. Implementation and amendment

This Operational Procedures and any amendments thereto shall become effective with the consent of more than one-half of all members of the audit committee and after being submitted to the Board for resolution and approved by shareholders in a Shareholders’ meeting. The company shall notify the subsidiary of the compliance with this Operational Procedure and any amendments thereto. If any director expresses dissent and such dissent is mentioned in the meeting minutes or a written statement, the company shall submit the director’s dissenting opinion to each independent director.

(omitted below)

The numbering of this Article is changed and certain wording is revised.

Article 23.

This Operational Procedures were enacted on June 26, 2003. The first amendment thereto was made on June 28, 2007. The second amendment thereto was made on June 22, 2012. The third amendment thereto was made on June 12, 2014. The fourth amendment thereto was made on May 26, 2017. The fifth amendment thereto was made on June 10, 2019.

Article 24.

This Operational Procedures were enacted on June 26, 2003. The first amendment thereto was made on June 28, 2007. The second amendment thereto was made on June 22, 2012. The third amendment thereto was made on June 12, 2014. The fourth amendment thereto was made on May 26, 2017.

The numbering of this Article is changed and the date of this amendment is added.

Attachment 8

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments to the

Operational Procedures for Lending Funds to Other Parties

Article After Amendment	Article Before Amendment	Note

Article 5. Lending Limits for All Loans and for Each Borrower

1.  The total amount of all loans shall not exceed 40 percent of the net worth of the Company.

2.  The amount loaned to each company or business firm having business relationship with the Company shall not exceed the aggregate transaction amount between the parties during the period of 12 months prior to the time of each loan. “Transaction amount” shall mean the sales or purchase amount between the parties, whichever is higher.

3.  The amount loaned to each company or business firm due to the necessity of short-term funds shall not exceed 40 percent of the net worth of the Company.

“Short-term” in the preceding Paragraph means the period of 1 year.

“Amount loaned” in Subparagraph 3 of the preceding Paragraph means the accumulated amount of short-term lending by the Company.

Article 5. Lending Limits for All Loans and for Each Borrower

1.  The total amount of all loans shall not exceed 40 percent of the net worth of the Company.

2.  The amount loaned to each company or business firm having business relationship with the Company shall not exceed the aggregate transaction amount between the parties during the period of 12 months prior to the time of each loan. “Transaction amount” shall mean the sales or purchase amount between the parties, whichever is higher.

3.  The amount loaned to each company or business firm due to the necessity of short-term funds shall not exceed 40 percent of the net worth of the Company.

“Short-term” in the preceding Paragraph means the period of 1 year.

“Amount loaned” in Subparagraph 3 of the preceding Paragraph means the accumulated amount of short-term lending by the Company.

Amendment is made to comply with Paragraph 4 of Article 3 of the “Regulations Governing Loaning of Funds and Making of Endorsements/Gua rantees by Public Companies.”

For the loans between foreign subsidiaries in which the Company holds, directly or indirectly, 100 percent of voting shares, or the Company obtains loans from a foreign Subsidiary in which the Company holds, directly or indirectly, 100 percent of voting shares, the amount loaned to each entity shall not exceed 40 percent of the net worth of the Company.	For the loans between foreign subsidiaries in which the Company holds, directly or indirectly, 100 percent of voting shares, the amount loaned to each entity shall not exceed 40 percent of the net worth of the Company.

Article 7. Operating Procedures

1.  Credit Check

Any borrower, when applying for a loan from the Company, shall submit an application describing the loan amount requested in writing, together with necessary basic company information and financial data. After accepting the application, the finance and accounting unit shall investigate and evaluate the business categories, financial position, solvency and credit, profitability and borrowing purposes of the borrower, and prepare a report. The finance and accounting unit shall conduct a detailed investigation and evaluation of the borrower. The assessment shall include at least the following:

(1)   The necessity and reasonableness of the loan.

(2)   Evaluate the financial position of the borrower to determine whether the amount of loan is necessary.

Article 7. Operating Procedures

1.  Credit Check

Any borrower, when applying for a loan from the Company, shall submit an application describing the loan amount requested in writing, together with necessary basic company information and financial data. After accepting the application, the finance division shall investigate and evaluate the business categories, financial position, solvency and credit, profitability and borrowing purposes of the borrower, and prepare a report.

The finance division shall conduct a detailed investigation and evaluation of the borrower. The assessment shall include at least the following:

(1)   The necessity and reasonableness of the loan.

(2)   Evaluate the financial position of the borrower to determine whether the amount of loan is necessary.

Certain wording adjustments are made in accordance with the current situation.

(3)   Whether the aggregate amount of loans exceed the maximum amount permitted.

(4)   The impact on the Company’s operation risk, financial position and shareholders’ equity.

(5)   Whether to acquire the collateral and appraisal of the collateral.

(6)   The credibility and risk evaluation of the borrower.

2.  Security

Any borrower shall provide a promissory note in an amount equivalent to that of the loan when making an application, and if necessary, the mortgages on movable or immovable properties shall be granted to the Company. For the loan guarantee referred to in the preceding paragraph, if the borrower provides an individual or company with substantial capital or credit as a guarantor in substitution for providing collateral, the Board of Directors may refer to the credit report provided by the finance and accounting unit to proceed evaluation; if the borrower provides a company as a guarantor, the Board of Directors shall consider whether serving as a guarantor is permitted in the articles of incorporation of such company.

(3)   Whether the aggregate amount of loans exceed the maximum amount permitted.

(4)   The impact on the Company’s operation risk, financial position and shareholders’ equity.

(5)   Whether to acquire the collateral and appraisal of the collateral.

(6)   The credibility and risk evaluation of the borrower.

2.  Security

Any borrower shall provide a promissory note in an amount equivalent to that of the loan when making an application, and if necessary, the mortgages on movable or immovable properties shall be granted to the Company. For the loan guarantee referred to in the preceding paragraph, if the borrower provides an individual or company with substantial capital or credit as a guarantor in substitution for providing collateral, the Board of Directors may refer to the credit report provided by the finance division to proceed evaluation; if the borrower provides a company as a guarantor, the Board of Directors shall consider whether serving as a guarantor is permitted in the articles of incorporation of such company.

3.  Scope of Authorization After the credit check is conducted by the Company’s finance and accounting unit, the loan application shall be submitted to the Chairman and then to the Audit Committee for approval, and subsequently be discussed and resolved by the Board of Directors. Others shall not be authorized to decide whether to accept the aforesaid loan application. The Board of Directors shall take into full consideration each independent director’s opinion during discussion; independent directors’ opinions specifically expressing assent or dissent and their reasons for dissent shall be recorded in the minutes of the Board of Directors’ meeting. When fund lending is contemplated between the Company and its parent company or subsidiary, or when fund lending is contemplated between the Company’s subsidiaries, an approval from the Board of Directors shall be obtained, and the Chairman may be authorized by the Board of Directors to lend funds to a specific borrowing counterparty, within a specific pre-approved monetary amount and within a term not exceeding one year, in one or several drawdowns or via a revolving credit line. “Specific amount” as referred to above shall mean that the authorized amount of loans by the Company or subsidiaries to an single entity shall not exceed 10 percent of the Company’s or the subsidiaries’ net worth in its latest financial statement, except for loans stipulated under Article 5, Paragraph 4 of this Operational Procedures.

3.  Scope of Authorization After the credit check is conducted by the Company’s finance division, the loan application shall be submitted to the Chairman and then to the Audit Committee for approval, and subsequently be discussed and resolved by the Board of Directors. Others shall not be authorized to decide whether to accept the aforesaid loan application. The Board of Directors shall take into full consideration each independent director’s opinion during discussion; independent directors’ opinions specifically expressing assent or dissent and their reasons for dissent shall be recorded in the minutes of the Board of Directors’ meeting. When fund lending is contemplated between the Company and its parent company or subsidiary, or when fund lending is contemplated between the Company’s subsidiaries, an approval from the Board of Directors shall be obtained, and the Chairman may be authorized by the Board of Directors to lend funds to a specific borrowing counterparty, within a specific pre-approved monetary amount and within a term not exceeding one year, in one or several drawdowns or via a revolving credit line. “Specific amount” as referred to above shall mean that the authorized amount of loans by the Company or subsidiaries to an single entity shall not exceed 10 percent of the Company’s or the subsidiaries’ net worth in its latest financial statement, except for loans stipulated under Article 5, Paragraph 4 of this Operational Procedures.

Should a borrower no longer satisfy the criteria set forth in this Operational Procedures or there be any excess over the lending limit due to unexpected changes of the Company, a corrective plan shall be provided to the Audit Committee and the proposed corrective actions shall be implemented within the period specified in such plan.	Should a borrower no longer satisfy the criteria set forth in this Operational Procedures or there be any excess over the lending limit due to unexpected changes of the Company, a corrective plan shall be provided to the Audit Committee and the proposed corrective actions shall be implemented within the period specified in such plan.

Article 13. Implementation and Amendment

This Operational Procedures shall be approved by more than half of all Audit Committee members and then be submitted to the Board of Directors and the Shareholders’ meeting for approval. If any director expresses dissent that is recorded in the minutes or a written statement, the Company shall submit such dissent opinion to the Audit Committee and report it to the Shareholders’ meeting for discussion. The same procedures shall be applicable for amendments to this Operational Procedures.

Article 13. Implementation and amendment

This Operational Procedures shall be approved by the Audit Committee and then be submitted to the Board of Directors and the Shareholders’ meeting for approval. If any director expresses dissent that is recorded in the minutes or a written statement, the Company shall submit such dissent opinion to the Audit Committee and report it to the Shareholders’ meeting for discussion. The same procedures shall be applicable for amendments to this Operational Procedures.

Amendment is made in compliance with the amendment to Paragraph 2, Paragraph 4, Paragraph 5 and Paragraph 6 of Article 8 of the “Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies.”

The date of this amendment is added.

During the discussion of this Operational Procedures according to the preceding Paragraph, the Board of Directors shall take into full consideration each Independent Director’s opinions. If an Independent Director objects to or expresses reservations about any matter, such opinion shall be recorded in the minutes of the Board of Directors meeting.

If the matter mentioned in Paragraph 1 is not approved by more than half of all members of the Audit Committee, it may be approved instead by more than two-thirds of all members of the Board of Directors. The resolution by the audit committee shall be specified in the minutes of the Board of Directors meeting as well.

The numbers of the Audit Committee and Board of Directors shall be calculated based on the number of members who are currently incumbent.

During the discussion of this Operational Procedures according to the preceding Paragraph, the Board of Directors shall take into full consideration each Independent Director’s opinions. The consent or objection and the reasons thereof shall be recorded in the minutes of the Board of Directors meeting.

This Operational Procedures was enacted on June 26, 2003.

The first amendment thereto was made on April 21, 2008.

The second amendment thereto was made on April 20, 2009.

The third amendment thereto was made on June 24, 2010.

The fourth amendment thereto was made on June 22, 2012.

The fifth amendment thereto was made on June 17, 2013.

This Operational Procedures was enacted on June 26, 2003.

The first amendment thereto was made on April 21, 2008.

The second amendment thereto was made on April 20, 2009.

The third amendment thereto was made on June 24, 2010.

The fourth amendment thereto was made on June 22, 2012.

The fifth amendment thereto was made on June 17, 2013.

The sixth amendment thereto was made on June 10, 2019.

Attachment 9

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments to the

Operational Procedures for Endorsements and Guarantees

Article After Amendment	Article Before Amendment	Note

Article 7. Operational Procedures for Endorsements and Guarantees

1.  When the Company considers making the endorsement/guarantee for another company, the applicant company shall submit an application attached with its financial statements and other relevant documents to the Company. After the approval by the finance and accounting unit of the Company in accordance with the evaluation procedures, such endorsement/guarantee shall be submitted to the Audit Committee for approval, and then submitted to the Board of Directors for approval. Such endorsement/guarantee shall then be conducted in accordance with the resolutions of the Board of Directors.

2.  The finance and accounting unit shall conduct a credit investigation and a risk evaluation for the company to be endorsed or guaranteed, and such evaluation shall consider:

(1)   The necessity and reasonableness of the endorsement/ guarantee.

(2)   Whether the accumulated endorsement/guarantee amount is within the limit.

Article 7. Operational Procedures for Endorsements and Guarantees

1.  When the Company considers making the endorsement/guarantee for another company, the applicant company shall submit an application attached with its financial statements and other relevant documents to the Company. After the approval by the finance division of the Company in accordance with the evaluation procedures, such endorsement/guarantee shall be submitted to the Audit Committee for approval, and then submitted to the Board of Directors for approval. Such endorsement/guarantee shall then be conducted in accordance with the resolutions of the Board of Directors.

2.  The finance division shall conduct a credit investigation and a risk evaluation for the company to be endorsed or guaranteed, and such evaluation shall consider:

(1)   The necessity and reasonableness of the endorsement/ guarantee.

(2)   Whether the accumulated endorsement/guarantee amount is within the limit.

Certain wording adjustments are made in accordance with the current situation.

(3)   The impact of the contemplated endorsement/guarantee on the Company’s business operations risk, financial condition, and shareholders’ equity.

(4)   The necessity to acquire collateral and appraisal of collateral.

(5)   The credibility and risk evaluation of the company for which the endorsement or guarantee is contemplated.

3.  In the event that, due to a change of circumstances, the party to whom the Company provided endorsement/ guarantee no longer satisfies the criteria set forth herein, or the amount of endorsement/guarantee exceeds the limit due to a change of basis on which the amounts of limits are calculated, the Company shall draw up rectification plan to modify the amount exceeding the limitation of such endorsement/guarantee, and shall eliminate the excessive amount before the time limit stipulated in contract becomes due or within the specific period. The proposed rectification plan shall be submitted to the Audit Committee.

(3)   The impact of the contemplated endorsement/guarantee on the Company’s business operations risk, financial condition, and shareholders’ equity.

(4)   The necessity to acquire collateral and appraisal of collateral.

(5)   The credibility and risk evaluation of the company for which the endorsement or guarantee is contemplated.

3.  In the event that, due to a change of circumstances, the party to whom the Company provided endorsement/ guarantee no longer satisfies the criteria set forth herein, or the amount of endorsement/guarantee exceeds the limit due to a change of basis on which the amounts of limits are calculated, the Company shall draw up rectification plan to modify the amount exceeding the limitation of such endorsement/guarantee, and shall eliminate the excessive amount before the time limit stipulated in contract becomes due or within the specific period. The proposed rectification plan shall be submitted to the Audit Committee.

4.  In case the Company desires to provide endorsement/guarantee for the benefit of a subsidiary whose net worth is lower than half of its paid-in capital, the Company shall periodically review the credit status of the applicant subsidiary. If the applicant subsidiary has debt that is overdue, or is likely to incur any losses, appropriate measures shall be adopted to safeguard the rights and interests of the Company. In the event that a subsidiary’s shares have no par value or a par value other than NT$10, the paid-in capital referred to in the preceding sentence shall be the sum of share capital plus paid-in capital in excess of par.

5.  The Company shall establish and maintain a memorandum book to record all endorsement/guarantee-related information, including name of the company for which the endorsement/guarantee is made, the amount of endorsement/guarantee, the date of the resolution of the Board of Directors or the Chairman’s decision, the date when the endorsement/guarantee is made, and the matter to be evaluated under Subparagraph 2 of Article 7.

4.  In case the Company desires to provide endorsement/guarantee for the benefit of a subsidiary whose net worth is lower than half of its paid-in capital, the Company shall periodically review the credit status of the applicant subsidiary. If the applicant subsidiary has debt that is overdue, or is likely to incur any losses, appropriate measures shall be adopted to safeguard the rights and interests of the Company. In the event that a subsidiary’s shares have no par value or a par value other than NT$10, the paid-in capital referred to in the preceding sentence shall be the sum of share capital plus paid-in capital in excess of par.

5.  The Company shall establish and maintain a memorandum book to record all endorsement/guarantee-related information, including name of the company for which the endorsement/guarantee is made, the amount of endorsement/guarantee, the date of the resolution of the Board of Directors or the Chairman’s decision, the date when the endorsement/guarantee is made, and the matter to be evaluated under Subparagraph 2 of Article 7.

Article 10. Procedures for Public Announcement and Report

1.  The Company shall announce and report the previous month’s balance of the endorsements/guarantees made by the Company and its subsidiaries by the 10th day of each month.

2.  If the balance of the Company’s and its subsidiaries’ endorsements/guarantees reaches any one of the following criteria, the Company shall announce and report such event within two days commencing immediately from the date of occurrence:

(1)   The aggregate balance of endorsements/guarantees of the Company and its subsidiaries reaches or exceeds 50 percent of the Company’s net worth as stated in its latest financial statement.

(2)   The balance of endorsements/guarantees of the Company and its subsidiaries for a single company reaches or exceeds 20 percent of the Company’s net worth as stated in its latest financial statement.

Article 10. Procedures for Public Announcement and Report

1.  The Company shall announce and report the previous month’s balance of the endorsements/guarantees made by the Company and its subsidiaries by the 10th day of each month.

2.  If the balance of the Company’s and its subsidiaries’ endorsements/guarantees reaches any one of the following criteria, the Company shall announce and report such event within two days commencing immediately from the date of occurrence:

(1)   The aggregate balance of endorsements/guarantees of the Company and its subsidiaries reaches or exceeds 50 percent of the Company’s net worth as stated in its latest financial statement.

(2)   The balance of endorsements/guarantees of the Company and its subsidiaries for a single company reaches or exceeds 20 percent of the Company’s net worth as stated in its latest financial statement.

Amendment is made in accordance with Article 25 of the “Regulations Governing Loaning of Funds and Making of Endorsements/Guar antees by Public Companies.”

(3)   The balance of endorsements/guarantees provided by the Company and its subsidiaries for a single entity reaches or exceeds NT$10 million, and the aggregate amount of the following reaches 30 percent of the Company’s net worth as stated in its latest financial statement: ①all endorsements/guarantees of the Company and its subsidiaries for such company, ②book value of the Company’s equity method investment in such company, and ③balance of the Company’s loans to such company.

(4)   The amount of new endorsements/guarantees made by the Company and its subsidiaries reaches or exceeds NT$30 million and 5 percent of the Company’s net worth as stated in its latest financial statement.

If there is any reporting and announcement required for the Company’s subsidiary which is not a domestic public company, the Company will comply with such requirements on behalf of its subsidiary.

The calculation of the ratio of balance of endorsements/guarantees of the Company’s subsidiary to the net worth in the preceding Paragraph shall be based on the ratio of the balance of endorsements/guarantees of the subsidiary to the net worth of the Company.

(3)   The balance of endorsements/guarantees provided by the Company and its subsidiaries for a single entity reaches or exceeds NT$10 million, and the aggregate amount of the following reaches 30 percent of the Company’s net worth as stated in its latest financial statement: ①all endorsements/guarantees of the Company and its subsidiaries for such company, ②long-term investment, and ③balance of the Company’s loans to such company.

(4)   The amount of new endorsements/guarantees made by the Company and its subsidiaries reaches or exceeds NT$30 million and 5 percent of the Company’s net worth as stated in its latest financial statement.

If there is any reporting and announcement required for the Company’s subsidiary which is not a domestic public company, the Company will comply with such requirements on behalf of its subsidiary.

The calculation of the ratio of balance of endorsements/guarantees of the Company’s subsidiary to the net worth in the preceding Paragraph shall be based on the ratio of the balance of endorsements/guarantees of the subsidiary to the net worth of the Company.

Article 13. Implementation and Amendment

This Operational Procedures shall be approved by more than half of all Audit Committee members and then be submitted to the Board of Directors and the Shareholders’ meeting for approval. If any director expresses dissent that is recorded in the minutes or a written statement, the Company shall submit such dissent opinion to the Audit Committee and report it to the Shareholders’ meeting for discussion. The same procedures shall be applicable for amendments to this Operational Procedures.

When this Operational Procedures is submitted to the Board of Directors for discussion, the Company shall take into full consideration the opinion of each independent director. If an Independent Director objects to or expresses reservations about any matter, such opinion shall be recorded in the minutes of the Board of Directors meeting.

If the matter mentioned in Paragraph 1 is not approved by more than half of all members of the Audit Committee, it may be approved instead by more than two-thirds of all members of the Board of Directors. The resolution by the audit committee shall be specified in the minutes of the Board of Directors meeting as well.

Article 13. Implementation and Amendment

This Operational Procedures shall be approved by the Audit Committee and then be submitted to the Board of Directors and the Shareholders’ meeting for approval. If any director expresses dissent that is recorded in the minutes or a written statement, the Company shall submit such dissent opinion to the Audit Committee and report it to the Shareholders’ meeting for discussion. The same procedures shall be applicable for amendments to this Operational Procedures.

When this Operational Procedures is submitted to the Board of Directors for discussion, the Company shall take into full consideration the opinion of each independent director. Independent directors’ opinions specifically expressing assent or dissent and the reasons for such dissent shall be recorded in the meeting minutes of the Board of Directors’ meeting.

This Operational Procedures was enacted on June 26, 2003.

The first amendment thereto was made on June 15, 2006.

The second amendment thereto was made on April 21, 2008.

The third amendment thereto was made on April 20, 2009.

1.  Amendment is made according to Paragraph 2 and Paragraph 4 of Article 11 of “Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies.”

2.  The date of this amendment is added.

The numbers of the Audit Committee and Board of Directors shall be calculated based on the number of members who are currently incumbent.

The fourth amendment thereto was made on March 30, 2010.

The fifth amendment thereto was made on June 24, 2010.

The sixth amendment thereto was made on June 22, 2012.

The seventh amendment thereto was made on June 17, 2013.

This Operational Procedures was enacted on June 26, 2003.
The first amendment thereto was made on June 15, 2006.

The second amendment thereto was made on April 21, 2008.

The third amendment thereto was made on April 20, 2009.

The fourth amendment thereto was made on March 30, 2010.

The fifth amendment thereto was made on June 24, 2010.

The sixth amendment thereto was made on June 22, 2012.

The seventh amendment thereto was made on June 17, 2013.

The eighth amendment thereto was made on June 10, 2019.

Attachment 10

ChipMOS TECHNOLOGIES INC.

List of Independent Director Candidates and the Reasons for Constantly Nominating the Independent Director who has Served Three Terms of Independent Director

No.	Name	Education	Major Past Positions & Current Positions	Shareholdings (shares)(Note 2)

1	Chin-Shyh Ou	Ph.D., Business Administration (Accounting), University of Minnesota, USA	Chair Professor, Department of Accounting and Information Systems, Asia University (Current Positions) Honorary Professor, Department of Accounting and Information Technology, National Chung Cheng University (Current Positions) Independent Director / Compensation Committee member of Chi Hua Fitness Co., Ltd. (Current Positions) Professor, Department of Accounting and Information Technology, National Chung Cheng University	0

2	Yuh-Fong Tang	Ph.D., Electrical Engineering, University of Illinois	Compensation Committee Member of OPNET Technologies. (Current Positions) Consultant of Intelligent Silicon Solution Corporation. (Current Positions) Vice Chairman of Pack-Link Management Corp. Independent Director of Zhengyuan Technology Co., Ltd Supervisor of TrueLight Corp. Chairman & CEO of Myson Century, Inc. Chairman of ZAVIO Inc. Chairman of Compensation Committee of Carnival Industrial Corporation	0

3	Tai-Haur Kuo	Ph.D., Electrical Engineering, University of Maryland	Professor, Department of Electrical Engineering, National Cheng Kung University (Current Positions) Independent Director / Audit Committee member / Compensation Committee member of Holtek Semiconductor Inc (Current Positions)	0

No.	Name	Education	Major Past Positions & Current Positions	Shareholdings (shares)(Note 2)

4	Kuei-Ann Wen	Ph.D., Institute of Electrical Engineering, National Cheng Kung University

Professor, Department of Electronic Engineering and Institute of Electronics, National Chiao Tung University (Current Positions)

Chief Executive Officer, Strategic Development Office, National Chiao Tung University (Current Positions)

Vice Dean, International College of Semiconductor Technology, National Chiao Tung University (Current Positions)

Independent Director / Audit Committee member / Compensation Committee member of Xintec Inc. (Current Positions)

Associate Dean, College of Electrical and Computer Engineering, National Chiao Tung University

Associate Dean, Office of Research and Development, National Chiao Tung University

				0

5	Jing-Shan Aur	Marine Engineering, National Taiwan Ocean University	Compensation Committee member of Siliconware Precision Industries Co., Ltd. (Current Positions) Director, RSEA Engineering Corp. (Current Positions) President of Unimicron Technology Corp. Chairman, APTOS (Taiwan) Corp. Managing Director, United Microelectronics Corp.	261,123

Note:	1.	Mr. Chin-Shyh Ou, who is listed in the aforementioned roster of independent director candidates, has been serving as the Company’s independent director from the 5th Board of Directors for more than three consecutive terms. The Company considers Mr. Chin-Shyh Ou to be independent because he has no personal or business relationship with the Company beyond his board seat. The Company has decided to re-nominate him to serve as independent director due to his accounting and financial expertise and familiarity with relevant laws and regulations. This enables him to provide important advice for the Company’s operation management and opinions on supervision of the Board of Directors. The Board of Directors believes Mr. Chin-Shyh Ou continues to possess the requisite independence of judgment and action, and has not formed such associations with management (or others) as may compromise his ability to exercise impartial judgment or act without bias in the best interests of the Company. Therefore, he is once again nominated as an independent director candidate of the Company in this election.
	2.	The number of shares held by candidates on the book closing date of the annual shareholders’ meeting (April 12, 2019).

Appendix 1

ChipMOS TECHNOLOGIES INC.

Rules and Procedures of Shareholders’ Meeting

I	Shareholders’ meeting of the Company (“Meeting”) shall be conducted in accordance with this Rules and Procedures of the Shareholders’ Meeting (these “Rules and Procedures”).

II	The Company shall specify the time and place for shareholders’ sign-in and others noticeable in the Meeting notice.

The time of shareholders’ sign-in shall be 30 minutes or earlier before the Meeting begins. The place for sign-in shall be indicated expressly and operated by adequate staff.

A shareholder or his/her proxy shall attend the Meeting upon the attendance certificate, attendance card, or other certificates of attendance. Solicitors soliciting proxy forms shall also bring identification documents for verification.

The Company shall furnish attending shareholders with an attendance book to sign, or attending shareholders may hand in a sign-in card instead of signing in.

The Company shall furnish attending shareholders with the meeting agenda, annual report, attendance certificate, speech note, ballots and other related meeting documents. Election ballots shall be furnished as well in the event that director(s) and/or supervisor(s) will be elected in that Meeting.

Any government or juristic person shareholder which is a shareholder of the Company may designate more than one person as its representatives to attend the Meeting.

III	Attendance and voting at the Meeting shall be based on the number of shares.

IV

The venue for convening the Meeting shall be the location of the Company, or other appropriate place that is convenient for shareholders to attend, and suitable for the Meeting. The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m.

V

If the Meeting is convened by the Board of Directors (the “Board”), the Chairman of the Board shall be the chairman presiding over the Meeting, and it is advisable to have a majority of the directors of the Board and at least one members of the Audit Committee to attend the Meeting and record their attendance in the minutes of the Meeting. If the Chairman is on leave or cannot exercise his power and authority for any cause, he/she shall designate one of the directors to act in his/her stead. If the Chairman of the Board does not designate any proxy, directors shall elect one from among themselves to preside over the Meeting.

The director who assumes the acting chair of the Meeting pursuant to the preceding paragraph shall hold an office at least 6 months above and fully understand the situation of finance and business of the Company. The same applies in the case which the chairman is the representative of juristic person shareholder.

If the Meeting is convened by any other person entitled to convene the Meeting instead of the Board, such person shall preside over the Meeting.

VI	The Company may designate its lawyers, certified public accounts or relevant persons to attend the Meeting. Persons handling affairs of the Meeting shall wear an identification card or a badge.

VII	The Company shall record on audio and video tape continuously the entire proceedings of shareholders’ sign-in, Meeting procedures, casting votes and counting votes.

The recording referred to in the preceding paragraph shall be preserved for at least one year. If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the recording shall be retained until the conclusion of the litigation.

VIII

The calculation of the attendance of the Meeting shall be based on the shares represented. The number of shares in attendance shall be calculated in accordance with the attendance book or submitted sign-in cards plus the number of shares whose voting rights exercised in writing or by electronic method.

The chairman shall call the Meeting to order at the time scheduled for the Meeting. However, when the attending shareholders do not represent a majority of the total issued shares of the Company, the chairman may postpone the time for Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If, after two postponements, the attending shareholders still represent less than one third of the total issued shares of Company, the chairman shall declare the meeting adjourned.

If the quorum is not met after two postponements as referred to in the preceding paragraph, but the attending shareholders represent one third or more of the total issued shares, a tentative resolution may be adopted pursuant to Paragraph 1 of Article 175 of the Company Act; all shareholders shall be notified of the tentative resolution and another Meeting shall be convened within 1 month.

When, prior to conclusion of the Meeting, the attending shareholders represent a majority of the total issued shares, the chairman may resubmit the tentative resolution for a vote by the Meeting pursuant to Article 174 of the Company Act.

IX

A shareholder holding 1% or more of the total issued shares of the Company may submit to the Company a written proposal for discussion at an annual Meeting. However, each of such shareholders can only submit 1 proposal. Otherwise, all of his/her proposals shall not be included in the meeting agenda. In the event that any proposal made by a shareholder falls within the scope of the circumstances set forth in any subparagraph of Paragraph 4 of Article 172-1 of the Company Act, the Board may exclude such proposal from the meeting agenda.

The Company shall, prior to the date on which transfer registration is suspended for the convention of an annual Meeting, give a public announcement regarding the period and places for shareholders to submit proposals. Such period shall not be less than 10 days.

A shareholder’s proposal shall be limited to 300 words. Any proposal with a text length that exceeds 300 words shall be excluded from the agenda. The shareholder who submitted a proposal shall attend the annual Meeting in person or by his/her proxy to participate in the discussion regarding the proposal made by him/her.

The Company shall, prior to the date of Meeting notice issuance, inform the shareholders who submitted proposals the proposal screening result, and shall list the proposals that conform to this Article in the Meeting notice. At the Meeting, the Board shall explain the reasons for exclusion of any shareholder’s proposal in the meeting agenda.

If a Meeting is convened by the Board, the meeting agenda shall be provided by the Board. The Meeting shall proceed in accordance with the meeting agenda, unless otherwise resolved by the Meeting.

The preceding paragraph shall apply mutatis mutandis to cases where the Meeting is convened by a person, other than the Board, who is entitled to convene such Meeting.

The chairman shall not announce adjournment of the Meeting until the agenda set in the two preceding paragraphs (including the special motions) is duly resolved by the Meeting. After the Meeting is adjourned, shareholders shall not designate another chairman to continue the Meeting at the same or other place. However, in the event that the chairman violates the Rules and Procedures and announces the adjournment of the Meeting, shareholders may designate one person among themselves by a majority of votes represented by shareholders present at the Meeting to act as the chairman and continue the Meeting.

X

A shareholder who wishes to speak in the Meeting shall first fill out a speech note, specifying therein the summary of the speech, his/her shareholder’s number (or the number of his/her attendance certificate) and the name of the shareholder. The sequence of speeches by shareholders should be decided by the chairman. Any shareholder who present at the Meeting submits his/her speech note but does not actually speak in the Meeting shall be deemed as no such speech has been made. If the contents of the speech of the shareholder are inconsistent with the contents of the speech note, the contents of actual speech shall prevail. Unless otherwise permitted by the chairman and the shareholder in speaking, no shareholder shall interrupt the speeches of other shareholders; otherwise the chairman shall stop such interruption immediately.

XI

Unless otherwise permitted by the chairman, each shareholder shall not speak more than two times for each proposal. Each speech shall not take more than 5 minutes. In the event that any speech of any shareholder violates this provision or exceeds the scope of the proposal, the chairman may stop the speech of such shareholder.

XII

When a juristic person is appointed to attend the Meeting as proxy, it may designate only one person to represent it in the Meeting. If a juristic person shareholder designates two or more representatives to represent it at the Meeting, only one of the representatives so designated can speak for one proposal.

XIII	After the speech of a shareholder, the chairman may respond by himself/herself or appoint an appropriate person to do so.

XIV	The chairman may announce to end the discussion of any resolution and go into voting if the chairman deems it appropriate for voting.

XV

The person(s) to supervise and the person(s) to record the ballots during a vote by casting ballots shall be designated by the chairman. However, the person(s) supervising the recording of the ballots shall be shareholders of the Company. Vote counting for shareholders’ meeting proposals or elections shall be conducted in publicly venue of the Meeting. The voting results, including the total number of votes, shall be announced on-site immediately and recorded in the Meeting minutes.

Election of directors and/or supervisors at the Meeting shall be in accordance with Company’s relevant election rules. Results of the election, including the roster of directors and/or supervisors and the total number of the votes, shall be announced on-site immediately.

The ballots for the elections set forth in the preceding paragraph shall be sealed and signed by the persons monitoring the ballots and properly kept for at least 1 year. However, if a shareholder files a lawsuit pursuant to Article 189 of the Company Act, such ballots shall be kept until the conclusion of such litigation.

XVI	During the Meeting, the chairman may set time for intermission at his/her discretion.

XVII

During the Meeting, the chairman may set time for intermission at his/her discretion. In the event of any force majeure, the chairman may suspend the Meeting temporarily and announce the time which the Meeting will be resumed subject to the actual situation.

If a Meeting cannot be finished with the agenda (including special motions) while the arranged venue of the Meeting can no longer be used, a resolution to find another place to continue the Meeting may be adopted.

A resolution may be adopted to postpone or continue the Meeting within 5 days according to Article 182 of the Company Act.

XVIII

Shareholders of the Company may exercise their voting rights in writing or by electronic method. When voting rights are exercised in writing or by electronic method, the method of exercise shall be specified in the meeting notice. Shareholders who exercised their voting rights in writing or by electronic method shall be deemed as attended the Meeting in person. However, such shareholders’ voting rights in respect to the special motions and amendments to the original proposals at the Meeting shall be deemed to be waived by such shareholders.

The shareholder who intends to exercise his/her voting rights in writing or by electronic method as stated in the preceding paragraph shall serve the Company his/her voting rights exercising result in writing (the “Voting Exercising”) no later than two (2) days prior to the Meeting. If two or more Voting Exercising is received by the Company from one shareholder, the first one received by the Company shall prevail, unless the later one is sent to revoke the previous one.

The shareholder who has exercised his/her voting rights in writing or by electronic method and thereafter wants to attend the Meeting in person shall revoke his/her Voting Exercising via the same method he/she took previously to serve his/her Voting Exercising to the Company by at least two(2) day before the Meeting. In the event that the shareholder fails to revoke his/her Voting Exercising on time, the Voting Exercising shall prevail. If a shareholder has exercised his/her voting right in writing or by electronic method but also appoints a proxy by power of attorney to attend the Meeting, the voting rights exercised by the proxy shall prevail.

Unless otherwise provided in the Company Act or the Articles of Incorporation, a resolution of the Meeting shall be adopted by a majority of votes represented by shareholders present at the Meeting. However, if there is no objection, after consulted by the chairman, it shall be deemed as adopted and its effectiveness is same as the resolution of vote.

XIX

If there is an amendment or alternative for a proposal, the chairman shall determine the sequence of voting for the amended proposal and the original proposal. If any one of the above has been resolved, the others shall be deemed vetoed and no further voting is necessary.

XX

The chairman may engage disciplinary officers (or security personnel) to assist to keep the order of the Meeting. Such disciplinary officers (or security personnel) shall wear a badge marked “Disciplinary Officers”.

XXI	In regard to all matters not provided herein, the provisions provided in the Company Act and the Articles of Incorporation of the Company shall govern.

XXII

These Rules and Procedures shall become effective from the date it is approved by the Meeting. The same applies in case of amendment. The Rules and Procedures were adopted on April 27, 1998. The first amendment was made on June 5, 2002. The second amendment was made on April 12, 2007. The third amendment was made on June 17, 2013. The fourth amendment was made on June 3, 2015.

Appendix 2

ChipMOS TECHNOLOGIES INC.

Articles of Incorporation

SECTION I GENERAL PROVISIONS

Article 1

The Company has been incorporated as a company limited by shares under the Company Act. The name of the Company is in Chinese, and “ChipMOS TECHNOLOGIES INC.” in English.

Article 2

The scope of business of the Company shall be as follows:

CC01080	Electronic Parts and Components Manufacturing,
I501010	Product Designing,
F119010	Wholesale of Electronic Materials,
CC01120	Data Storage Media Manufacturing and Duplicating, and
F401010	International Trade (limited to the import and export of
the registered business items)

The research, development, production, manufacturing, and sales of the products listed below:

1. Assembly and testing services for functional highly integrated memory semiconductors (principal products are DRAM with 64Mb, 256Mb and above).

2. Assembly and testing services for mixed-signal products and its modules.

3. Assembly and testing services for flat-panel display (FPD) driver ICs and FPD driver modules.

4. LCOS optical engine sub-systems.

5. Surface-mount technology and its related products.

6. Trading (import and export) of the products relating to the above.

Article 3

The Company may conduct investment which is necessary for its business operations, and may act as a shareholder with limited liability of another company by the resolution of the Board of Directors. The total amount of the Company’s investment shall not be subject to the restriction of the total amount of the investment provided in Article 13 of the Company Act.

Article 4

The Company may provide guarantee for its affiliated companies as required by its business operations in accordance with the operational procedures for endorsements and guarantees.

Article 5

The Company establishes its head office in Hsinchu Science Park, and may, when necessary, establish branches domestically or abroad in accordance with the laws and regulations by the resolution of the board of directors and with the approval of the competent authorities.

Article 6

Public announcements of the Company shall be made in accordance with Article 28 of the Company Act.

SECTION II CAPITAL STOCK

Article 7

The total capital of the Company shall be in the amount of 9,700,000,000 New Taiwan Dollars, divided into 970,000,000 shares, of which the par value is 10 New Taiwan Dollars per share. For the shares not yet issued, the board of directors is authorized to issue such shares in installments based on the actual need.

970,000,000 New Taiwan Dollars included in the total capital under paragraph 1, which is equivalent to 97,000,000 shares at a par value of 10 New Taiwan Dollars each, shall be reserved for the employee stock options. The board of directors is authorized to issue such shares in installments based on the actual need.

Article 7-1

If the Company issues the employee stock options after the Company has been listed on a stock exchange, the Company may issue the employee stock options at a price below the market price; provided however, that such issuance shall be adopted by two-thirds or more of the shareholders present at a shareholders’ meeting who represent the majority of the total number of issued shares. The employee stock options may be issued in installments within a year after the resolution of the shareholders’ meeting.

In the event that the Company buys back treasury stocks and transfers them to the employees at a price below the average buy-back price, before making the transfer, the Company shall obtain the approval of two-thirds or more of the shareholders present at a shareholders’ meeting who represent the majority of the total number of issued shares.

Article 8

The stock certificates of the Company shall be in a name-bearing form, and shall be made in accordance with the relevant regulations of the Company Act. The shares may be issued without printing share certificates; provided however, that the shares issued without share certificates shall be registered with a centralized securities depository enterprise.

Article 9

All shareholders shall file their respective chop specimen with the Company for the Company’s record. The chop specimen shall be used for identification in drawing dividends or exercising shareholders’ rights in written form. Share transfer, bestow, creation and rescission of share pledge, loss, destruction or other matters related to the shares shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and other related laws and regulations.

The matters related to the shares of the Company shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and related laws and regulations.

Article 10

Registration for transfer of shares shall be suspended sixty days prior to the date of an annual meeting of the shareholders, thirty days prior to the date of a special meeting of the shareholders, or five days prior to the record day for the distribution of dividend, bonus, or any other benefit by the Company.

SECTION III SHAREHOLDERS’ MEETING

Article 11

Meetings of the shareholders are of two kinds: annual meetings and special meetings. Annual meetings shall be held at least once a year by the board of directors in accordance with the law within six months after the close of each fiscal year. Special meetings shall be convened by the board of directors whenever necessary according to the law. The audit committee may also convene a special meeting in accordance with the law when it deems necessary.

In case a shareholder is unable to attend the shareholders’ meeting, he or she may appoint a representative to attend the meeting by issuing a letter of proxy prepared by the Company in which the scope of proxy shall be indicated with the signature and chop affixed. The use of the letter of proxy shall comply with Article 177 of the Company Act and the Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies.

The voting at the shareholders’ meeting of the Company may be conducted in written form or via electronic methods. The written or electronic voting shall be conducted in accordance with the relevant laws and regulations.

Article 11-1

The Company shall notify the shareholders of the shareholders’ meetings thirty days in advance of an annual meeting, and fifteen days in advance of a special meeting. The meeting notice shall set forth the date, time, place and purposes of the meeting.

If the shareholders to be notified agree, notices of the shareholders’ meeting may be provided via electronic methods pursuant to the Electronic Signatures Act.

Article 11-2

Shareholders who hold 1% or more of the total issued shares may propose a matter to be discussed at the annual shareholders’ meeting in writing. The relevant matters shall be handled in accordance with Article 172-1 of the Company Act.

Article 12

For shareholders of the Company, each share shall be entitled to one vote. However, shares held in accordance with Article 179 of the Company Act or relevant laws and regulations do not have any voting right.

Article 12-1

In case the sole shareholder of the Company is an institutional shareholder, the function of the shareholders’ meeting of the Company shall be exercised by the board of directors, and the stipulations with regard to shareholders’ meetings herein shall not be applicable.

Article 13

Except as otherwise provided by the relevant laws and regulations, the resolution of a shareholders’ meeting shall be adopted by a majority vote of the shareholders present who represent the majority of the total number of the issued shares, in person or by proxy. If there is no disagreement raised by the shareholders present after the chairperson’s inquiry, the resolution shall be deemed as adopted, and the effectiveness thereof shall be the same as a resolution adopted by vote.

Article 13-1

In case the Company plans to revoke its public company status, the revocation shall be subject to a resolution of the shareholders’ meeting. This provision shall not be modified when the stocks of the Company are registered with the Emerging Stock Market or the Company is listed on a stock exchange.

Article 14

The shareholders’ meeting shall be presided over by the Chairperson of the board of directors. In case of his or her absence, a proxy shall be designated in accordance with Paragraph 3, Article 208 of the Company Act.

In the event that the shareholders’ meeting is convened by a person who has the right to do so other than the board of directors, the convener shall preside over the meeting. In the event that there is more than one convener, the chairperson of the meeting shall be selected from among themselves.

Article 15

The resolutions of a shareholders’ meeting shall be recorded in the meeting minutes, which shall be signed or stamped by the chairperson and secretary of the meeting and shall be distributed to the shareholders within twenty days after the meeting.

The minutes of the shareholders’ meeting shall include the date, place, name of the chairperson, resolution methods, brief of the meeting and the results of the meeting, and shall be kept in the custody of the Company for the duration of the Company. The sign-in book of the shareholders and the letters of proxy shall be kept in the custody of the Company for at least one year, provided however, if there is a litigation involved, the sign-in book of the shareholders and the letters of proxy shall be kept until the litigation is closed.

The making and distribution of the meeting minutes in the preceding paragraph may be made by electronic methods. The company which is a public company may distribute the meeting minutes by making a public announcement.

SECTION IV DIRECTORS

Article 16

The Company shall have nine to eleven directors to be elected by the shareholders’ meeting among persons of legal capacity. The term of the directors shall be three years. The directors may be re-elected and re-appointed.

Article 16-1

The Company shall have independent directors in accordance with Article 14-2 of the Securities and Exchange Act. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-fifth of the directors. The Company adopts the candidate nomination system under Article 192-1 of the Company Act for the election of independent directors. The independent directors shall be elected by the shareholders from the list of candidates. The professional qualifications, shareholding, term, and restrictions on holding concurrent positions, nomination and election methods of the independent directors shall be handled in accordance with relevant laws and regulations issued by securities authorities.

In case the sole shareholder of the Company is an institutional shareholder, the independent directors shall be appointed by such institutional shareholder and the preceding paragraph shall not be applicable. The matters with regard to the acceptance and announcement of the nomination of independent directors shall be handled in accordance with the laws and regulations relating to the Company Act and the Securities and Exchange Act, and the Company’s rules relating to the election of directors.

Article 16-2

The Company shall establish an audit committee in accordance with Articles 14-4 of the Securities and Exchange Act, which shall consist of all independent directors. The audit committee or the members of the audit committee shall perform the responsibilities of supervisors under the Company Act, Securities and Exchange Act, and other relevant laws and regulations.

Article 17

The board of directors consists of directors. The chairperson of the board of directors shall be elected from among the directors by a majority vote at a meeting attended by two-thirds or more of the directors. The chairperson of the board of directors shall act in his capacity to represent the Company externally and shall comply with Article 195 of the Company Act.

The chairperson of the board of directors shall preside over the shareholders’ meeting and the board of directors meeting, and shall externally represent the company to perform his or her duties accorded by law. In his or her absence, a proxy shall be designated in accordance with Article 208 of the Company Act. If the board of directors meeting is held via video conference, the directors who attend the meeting via video conference shall be deemed as attending the meeting in person.

Article 18

Except as otherwise provided by the Company Act, a resolution of the board of directors is adopted if it is approved by the majority of the directors present at a meeting attended by the majority of the directors. The board of directors meeting shall be held at least once every three months. A director may appoint another director to attend the board of directors meeting on his or her behalf; provided however that a letter of proxy listing the scope of authorization with regard to the agenda of the meeting is issued. Each director may only act as the proxy for one director.

The stipulation regarding the meeting minutes for shareholders’ meeting under Article 15 shall be applied to the board of directors meetings, mutatis mutandis.

Article 19

The board of directors has the authority to:

1.	review the business policy and mid-term and long-term development plan;

2.	review and supervise the operation of the annual business plan;

3.	review and approve the budget and review the settlement of accounts;

4.	review plans for increase or decrease in capital;

5.	review proposals for the distribution of profits or covering of losses;

6.	review and approve material agreements;

7.	submit the proposal to the shareholders’ meeting with regard to distribution of profits, amendment of the Articles of Incorporation, change of capital, and dissolution or merger of the Company;

8.	review and approve the charter documents and important business rules of the Company;

9.	approve material project of capital expenditure;

10.	appoint and terminate the president and vice president(s);

11.	execute the resolutions of the shareholders’ meeting;

12.	hold the shareholders’ meeting and prepare business reports; and

13.	handle other matters required or permitted by the law.

Article 20

The scope of authority of the audit committee shall be the performance of the responsibilities of supervisors specified under the Company Act, Securities and Exchange Act and other relevant laws and regulations, and the authorities stipulated under the charter document in respect of the audit committee of the Company.

Article 21

The resolution of the audit committee shall be adopted with the consent of the majority of the committee members.

Article 21-1

The board of directors is authorized to determine the remuneration of all directors based on the level of involvement of and the value of contribution by the directors, taking into account the level of remuneration given by companies in the same industry.

Article 21-2

The Company may purchase liability insurance for its directors and independent directors in relation to the liabilities to be borne by them under the law for the performance of their responsibilities during the office term.

SECTION V OFFICERS

Article 22

The Company shall appoint one president and one or more vice presidents based on its business needs. The president shall be nominated by the chairperson of the board of directors and comply with Article 29 of the Company Act.

Article 23

The president shall act in accordance with the instructions of the chairperson of the board of directors and manage the business of the Company in accordance with the resolutions of the board of directors and shareholders’ meeting and these Articles of Incorporation. Except for the vice presidents, the president may nominate other officers and has the right of performance evaluation. The vice presidents shall assist the president in the daily operation of the Company.

SECTION VI ACCOUNTING

Article 24

The fiscal year of the Company shall commence from January 1 of each year and end on December 31 of the same year, and shall conduct the assessment of settlement of accounts after the close of each fiscal year. The board of directors shall prepare the following reports and shall send such reports to the audit committee for review thirty days before the annual shareholders’ meeting, and then submit such reports to the annual shareholders’ meeting for recognition:

1.	a business report;

2.	financial statements; and

3.	a proposal on the distribution of profits or covering of losses.

Article 25

If there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. A proposal on the compensation for the employees and remuneration of the directors and supervisors shall be presented at the shareholders’ meeting. If the Company has accumulated losses, the amount for making up said losses shall be reserved before setting aside the compensation for the employees and the remuneration of directors and supervisors at the rates stated above.

Article 25-1

Upon the final settlement of accounts, if there is net profit, the Company shall first set aside the tax payable and offset its losses before setting aside a legal capital reserve at 10% of the remaining profit. The Company shall then set aside or reverse the special capital reserve in accordance with the laws and regulations and as requested by the competent authorities. The remaining profit of that fiscal year, as well as the accumulated undistributed profit at the beginning of the same year and the adjusted undistributed profit of the given fiscal year, shall be distributable profit. If there is any surplus distributable profit after the board of directors sets aside a reserve based on the Company’s operational needs, such surplus profit may be distributed in full or in part to shareholders as dividends, subject to the approval of the shareholders’ meeting.

A proposal on the distribution of dividends shall be submitted by the board of directors annually to the shareholders’ meeting, and be based on factors such as past years’ profit, the current and future investment environment, the Company’s capital needs, competition in the domestic and foreign markets, and budgets, with an aim to pursuing shareholders’ interests and balancing the dividend distribution and the long-term financial plan of the Company. The distribution of profits of the Company can be made in the form of cash dividends or stock dividends, provided that the cash dividend shall account for at least 10% of the total profit distributed as dividends in the given year.

SECTION VII SUPPLEMENTARY PROVISIONS

Article 26

The internal organization of the Company and the detailed procedures of business operation shall be determined separately by the board of directors.

Article 27

Matters not provided for in these Articles of Incorporation shall be handled in accordance with the Company Act.

Article 28

These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016. The seventeenth amendment was made on May 26, 2017.

ChipMOS TECHNOLOGIES INC.

Chairman: Shih-Jye Cheng

Appendix 3

ChipMOS TECHNOLOGIES INC.

Rules for Election of Directors and Independent Directors

Article 1

Unless otherwise provided for in the applicable rules and regulations or the Articles of Incorporation of the Company, the Directors and Independent Directors of the Company shall be elected in accordance with the Rules specified herein.

Article 2

Election of Directors of the Company shall be held at the shareholders’ meeting.

Article 2-1

The election of the Directors of the Company shall consider the composition of the board of Directors. Members of the board shall possess the knowledge, skills and experience necessary to perform their duties. All members of the board of Directors shall possess skills in the following areas:

1.	Ability to exercise sound business judgment

2.	Ability to perform accounting and financial analysis

3.	Business administration skills

4.	Ability to conduct crisis management

5.	Knowledge of the industry

6.	A global market perspective

7.	Leadership skills

8.	Decision-making skills

More than half of the board of Director’s members shall be Directors with no spousal or familial relationship within the second degree kinship among themselves.

Article 3

In the election of Directors and Independent Directors of the Company, the single recorded cumulative voting system is implemented. Each share shall have voting rights equivalent to the number of Directors to be elected, and such voting rights can be combined to vote for one person, or be divided to vote for several persons.

Article 3-1

The election of the Independent Directors of the Company shall adopt the candidate nomination system according to Article 192-1 of the Company Act.

If the number of Directors falls below five due to the removal of one or more Directors of the Company for any reason, the Company shall elect new Directors to fill such vacancies at its next shareholders’ meeting. If the vacancies of the board of Directors reaches one third of the total number of the board of Directors’ seats prescribed in its Articles of Incorporation, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event and elect Directors to fill the vacancies.

If the number of Independent Directors falls below the requirement under Article 14-2, Paragraph 1 of the Securities and Exchange Act, the related provisions of the Taiwan Stock Exchange Corporation Rules Governing Review of Securities Listings, and Subparagraph 8 of the Standards for Determining Unsuitability for TPEx Listing under Article 10, Paragraph 1 of the Taipei Exchange Rules Governing the Review of Securities for Trading on the TPEx, an election shall be held at the next shareholders’ meeting to fill such vacancy. In the event where all the Independent Directors are removed, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event to elect new Independent Directors to fill the vacancies.

Article 4

The Company’s Directors shall be elected in accordance with the number of Directors to be elected specified in the Company’s Articles of Incorporation, and the number of Independent Directors to be elected announced by the Company. The number of votes received by the Independent Directors and non-Independent Directors shall be calculated separately. Candidates will be elected sequentially according to their respective numbers of votes, starting from those receiving ballots representing the highest numbers of voting rights. If two or more candidates receive the same number of votes, which consequently exceeds the number of Directors or Independent Directors to be elected, such candidates who received the same number of votes shall draw lots to decide the elected person; if such candidate(s) is(/are) not present, the chairman shall draw lots on behalf of the candidate(s).

Article 5

The qualifications of Independent Directors of the Company shall comply with Article 2, Article 3 and Article 4 of the Regulations Governing the Appointment of Independent Directors and Compliance Matters for Public Companies.

The election of Independent Directors of the Company shall comply with Article 5, Article 6, Article 7, Article 8 and Article 9 of the Regulations Governing the Appointment of Independent Directors and Compliance Matters for Public Companies and Article 24 of the Corporate Governance Best Practice Principles for TWSE/TPEx Listed Companies

Article 6

The board of Directors shall prepare the ballots in the number equal to the number of Directors and Independent Directors to be elected, with the number of votes being noted on the ballots; and distribute the ballots to the shareholders who are present at the shareholders’ meeting. The name of the voters may be represented by the attendance number printed on their ballots.

Article 7

Prior to the commencement of an election, the chairman shall designate ballot supervisors to supervise the casting of the ballots and ballot counters to count the ballots.

Article 8

The ballot box shall be prepared by the board of Directors and examined in public by ballots supervisors before voting.

Article 9

In the event that the candidate is a shareholder of the Company, the voters voting for such a candidate shall fill in the candidate column on the ballot with such candidate’s account name and shareholder account number. In the event that the candidate is not a shareholder of the Company, the voters voting for such a candidate shall fill in the candidate column on the ballot with such candidate’s name and personal identification number. In the event that the candidate is a government or a corporate shareholder, the voters voting for such a candidate shall fill in the candidate column on the ballot with the name of such government or such corporate shareholder, or the name of such government or such corporate shareholder together with the name of the representative of such government or corporate shareholder; when there are multiple representatives, the names of all representatives shall be listed respectively.

Article 10

The ballot supervisors shall open the ballot boxes after the ballot is put thereinto.

Article 11

A ballot is deemed void if any of the following circumstances apply:

1.	Any ballot is cast without using the ballot prepared according to the Rules specified herein.

2.	Any blank ballot is cast.

3.	Any ballot with illegible writing rendering it unrecognizable.

4.

Where the candidate voted for is a shareholder of the Company, and such candidate’s account name and shareholder account number filled in the ballot are inconsistent with that on the shareholder registry; or if the candidate voted for is not a shareholder of the Company and his name and personal identification documents number are incorrect.

5.	Any ballot which is filled in with characters other than the account name (or name), account number (or personal identification number) and number of votes cast.

6.

The name of the candidate voted for is identical to that of another shareholder, and no account number or personal identification documents number of the candidate is filled in on the ballot to identify such candidate.

Article 12

The ballot supervisors shall verify the validity of the ballot when there is doubt. The void ballot shall be marked with the word “invalid”, signed by the ballot supervisor in charge and affixed with such ballot supervisor’s chop after counting of votes.

Article 13

After the sum of the valid and void ballots is verified and the valid ballots and number of votes are filled in the record form respectively by the ballot supervisors, the chairman shall announce the name(s) of the elected person(s) on the spot.

Article 13-1

The board of Directors of the Company shall deliver a written notification to each of the elected Directors and Independent Directors.

Article 14

Matters on which Rules are silent shall be handled in accordance with the Company Act, the applicable rules and regulations and the Articles of Incorporation of the Company.

Article 15

The Rules and any revision thereof shall become effective after approval at the shareholders’ meeting. The Rules was enacted on April 15, 1999. The first amendment thereof was made on February 26, 2003. The second amendment thereof was made on April 12, 2007. The third amendment thereof was made on June 22, 2012. The fourth amendment thereof was made on June 3, 2015.

Appendix 4

ChipMOS TECHNOLOGIES INC.

Shareholdings of All Directors

			Record date: April 12, 2019

Title	Name	Number of shares held when elected	Number of shares held at present	Percentage of issued shares
Chairman	Shih-Jye Cheng	5,050,000	12,150,161	1.64%
Director	Wen-Ching Lin	4,000,200	3,399,862	0.46%
Director	Yu-Hu Liu	0	0	0%
Independent Director	Chin-Shyh Ou	0	0	0%
Independent Director	Tai-Haur Kuo	0	0	0%
Independent Director	Yu-Fang Tang	0	0	0%
Independent Director	Cho-Lien Chang	0	0	0%
Independent Director	Kuei-Ann Wen	0	0	0%
Shareholdings of All Directors		9,050,200	15,550,023	2.10%

Note: 1.	As of April 12, 2019, the total amount of issued shares of the Company was 740,085,887 shares.
2.

The number of independent directors exceeds half of the total number of directors of the Company, and Audit Committee was set up pursuant to the laws. Therefore, the provisions of minimum percentage requirements for the shareholding of all directors and supervisors shall not be applied.